Exhibit 3.2

EXECUTION COPY

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

HARD ROCK HOTEL HOLDINGS, LLC

dated as of

February 2, 2007

i

6.4	DLJMB LLC Decisions	39
6.5	Morgans Decisions	39
6.6	Affiliate Transactions	40
6.7	Proposed Operating Plan	40
6.8	Class B Membership Interests	41
6.9	Limitation of Liability; Indemnification	42
6.10	DLJMB Consulting Fee	43
6.11	Expansion Project	44

ARTICLE 7. COVENANTS		44

7.1	Gaming Operations	44
7.2	Further Assurances regarding New Financing or New Equity	44
7.3	Piggyback Registration Rights; Initial Public Offering	45
7.4	General	45

ARTICLE 8. BOOKS AND RECORDS; ACCOUNTING; TAX ELECTIONS		46

8.1	Company Books	46
8.2	Delivery of Records	46
8.3	Inspection	46
8.4	Reports and Tax Information	47
8.5	Tax Elections	47
8.6	Tax Matters Member	47
8.7	Accounting; Fiscal Year and Audited Financial Statements	47

ARTICLE 9. TRANSFERS OF AND ENCUMBRANCES ON MEMBERSHIP INTERESTS		48

9.1	General	48
9.2	Indirect Transfers	48
9.3	Permitted Transfers	49
9.4	Right of First Offer	52
9.5	Drag-Along and Tag-Along Rights	54
9.6	Management Agreement Termination Fee	56

ARTICLE 10. RESIGNED, ADDITIONAL AND SUBSTITUTE MEMBERS		56

10.1	Admissions and Resignations	56
10.2	Substitute Members	57
10.3	Cessation of Certain Members	57

ARTICLE 11. EVENT OF DEFAULT.		57

11.1	Events of Default	57
11.2	Remedies	58
11.3	Fair Market Value	59
11.4	Non-Exclusive	60
11.5	Disputes	60

ARTICLE 12. DISSOLUTION AND WINDING UP		60

12.1	Dissolution and Distribution of Company Assets	60

12.2	Dissolving Events	60
12.3	Wind-up, Liquidation and Final Distribution of Proceeds	61
12.4	No Restoration of Deficit Capital Account Balances	62

ARTICLE 13. INVESTMENT REPRESENTATIONS		62

ARTICLE 14. REPRESENTATIONS AND WARRANTIES; COVENANTS		62

14.1	Representations and Warranties of the Company and the Members	62
14.2	Representations and Warranties of the Company	63
14.3	Gaming Covenants	63
14.4	Indemnity for Breaches of Representations and Warranties	63

ARTICLE 15. GUARANTY LIABILITIES		63

15.1	Net Worth and Effective Liquidity	63
15.2	Special Indemnity for Construction Completion Guaranty	64
15.3	Special Indemnity for Closing Completion Guaranty	65
15.4	Special Indemnity for Non-Recourse Carve-Out Guaranty	66
15.5	Special Indemnity for Mandatory Prepayment Guaranty	68
15.6	Capital Contributions for Indemnity Payments	69
15.7	Covenant to Pay Pro Rata Share of Liabilities	69
15.8	Non-Assignability of Obligations	69

ARTICLE 16. CONFIDENTIALITY		69

16.1	Confidentiality of Information	69
16.2	Gaming Information	70
16.3	Public Statements	70

ARTICLE 17. MISCELLANEOUS		70

17.1	Injunctive Relief	70
17.2	Further Assurances	71
17.3	Governing Law	71
17.4	Compliance with Laws	73
17.5	Entire Agreement; Amendment; Waiver	73
17.6	Binding Effect	73
17.7	Invalidity of Provision	73
17.8	Notices	73
17.9	Limitation on Damages	74
17.10	Headings; Execution in Counterparts	75
17.11	Rules of Construction	75
17.12	Third Party Beneficiaries	75
17.13	DLJMB Joint and Several Obligations	76

EXHIBITS AND SCHEDULES:
EXHIBIT A	-	Capital Commitments; Percentage Interests
EXHIBIT B	-	Initial Board of Directors
EXHIBIT C	-	Requirements for Operating Plan and Budget
EXHIBIT D	-	Expansion Project
EXHIBIT E	-	Expansion Capital Equity Commitment Letter
SCHEDULE 1.1(a) - List of Acquisition Agreements

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT OF

HARD ROCK HOTEL HOLDINGS, LLC

THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (this “Agreement”) of Hard Rock Hotel Holdings, LLC, a Delaware limited liability company (the “Company”), is made and entered into as of February 2, 2007 (the “Agreement Date”), by and among the Company, DLJ MB IV HRH, LLC, a Delaware limited liability company (“DLJMB”), DLJ Merchant Banking Partners IV, L.P., a Delaware limited partnership (“DLJMB Partners”), DLJMB HRH VoteCo, LLC, a Delaware limited liability company (“DLJMB LLC”), Morgans Hotel Group Co., a Delaware corporation (“Morgans Co.”), and Morgans Group LLC, a Delaware limited liability company (“Morgans”), for the purpose of continuing the Company as a limited liability company organized under the Act.

RECITALS

WHEREAS, on January 16, 2007, a limited liability company was formed by Morgans Co. pursuant to the Act by filing a Certificate of Formation of the Company with the office of the Secretary of State of the State of Delaware;

WHEREAS, Morgans Co. entered into that certain Limited Liability Company Agreement dated as of January 22, 2007, which from the date of the formation of the Company to the date hereof has governed the affairs of the Company as set forth therein;

WHEREAS, the DLJMB Parties and Morgans Co. previously have entered into an Amended and Restated Contribution Agreement, dated as of December 2, 2006 (as amended, modified or supplemented from time to time, the “Contribution Agreement”), whereby (subject to certain conditions set forth therein) the DLJMB Parties and Morgans Co. agreed to form a joint venture for the purpose of acquiring Hard Rock Hotel, Inc. and related land and assets (the “Acquired Assets”) and pursuing certain activities relating thereto; and

WHEREAS, in furtherance of the Contribution Agreement, the parties hereto desire to enter into this Agreement and cause the Company and its Subsidiaries to acquire the Acquired Assets subject to the terms and conditions set forth herein, and to continue the Company in accordance with the Act and pursuant to the terms and conditions contained herein.

AGREEMENT

NOW, THEREFORE, in consideration of the recitals, promises and covenants set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Members (each of the parties hereto, a “Party” and collectively, the “Parties”), the Parties hereby agree:

ARTICLE 1.

DEFINED TERMS

“Acquired Assets” is defined in the Recitals.

“Acquisition” means the acquisition of the Acquired Assets.

“Acquisition Agreements” means, collectively, the agreements listed on Schedule 1.1(a) relating to the acquisition of the Acquired Assets as each such agreement may be amended, modified, supplemented or assigned from time to time.

“Act” means, as of any time, the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended at such time.

“Additional Capital Contribution” means a Capital Contribution made pursuant to Section 3.4 or Article 15.

“Additional Member” means any Person that has been admitted to the Company as a Member pursuant to Section 3.8 and Article 10 of the Agreement by virtue of such Person receiving its Membership Interest from the Company and not from another Member or any Assignee.

“Adjusted Capital Account” means, with respect to any Member, the balance in such Member’s Capital Account as of the end of the relevant fiscal year of the Company, after giving effect to the following adjustments:

(a) Add to such Capital Account the following items:

(i) The amount, if any, that such Member is obligated to contribute to the Company upon liquidation of such Member’s Interest; and

(ii) The amount that such Member is obligated to restore or is deemed to be obligated to restore pursuant to Regulations Section 1.704-1(b)(2)(ii)(c) or the penultimate sentence of each of Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(b) Subtract from such Capital Account such Member’s share of the items described in Regulations Sections 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

The foregoing definition of Adjusted Capital Account is intended to comply with the provisions of Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“Adjusted Percentage Interests” means, with respect to any distribution to be made pursuant to Section 4.2(b)(ii), the then-current Percentage Interests of the applicable Members as of the date of such distribution, adjusted so as to (x) disregard the effect of any prior adjustments made thereto as a result of any Non-Qualifying Contributions, and (y) make, or modify, any other adjustments required to reflect the fact that Non-Qualifying Contributions are being disregarded.

“Affiliate” shall mean as to any Person any other Person that directly or indirectly controls, is controlled by, or is under common control with such first Person. For the purposes of this Agreement, a Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management, policies and/or decision making of such other Person, whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Agreement” means any Agreement between the Company (or one of its Subsidiaries) and one or more of the following: (i) a Member, (ii) an Affiliate of a Member, or (iii) any other Affiliated Counterparty.

“Affiliate Transfer” is defined in Section 9.3(c).

“Affiliated Counterparty” is defined in Section 6.6.

“Aggregate Asset Value” means, as of any time, the fair market value of the Company Assets, as determined by agreement among the Members, or if such an agreement cannot be reached, or upon an Event of Default, by the methods set forth in Section 11.3.

“Agreement” is defined in the Preamble.

“Agreement Date” is defined in the Preamble.

“Annual Incentive Fee” has the meaning ascribed to it in the Management Agreement.

“Applied Amounts” is defined in Section 3.2.

“Approved Development Budget” means the development and construction budget for the Expansion Project approved by the Board and consistent with the cost parameters contemplated in Exhibit D, as such cost parameters will be finalized and may be amended from time to time in accordance with Article 6, and any other development and construction budget approved by the Board in respect of any other Approved Development Project.

“Approved Development Plans” means the plans and specifications for the Expansion Project, as contemplated in Exhibit D, as such plans and specifications will be finalized, and may be amended from time to time in accordance with Article 6, and any other plans and specifications approved by the Board in connection with any other Approved Development Project.

“Approved Development Project” means the Expansion Project and any other development project or other material capital expenditure initiative that has been approved by the Board pursuant to Article 6.

“Approved Operating Plan” means the Proposed Operating Plan approved by the Board pursuant to Section 6.7.

“Approved Sale” is defined in Section 9.5(a).

“Approved Sale Notice” is defined in Section 9.5(b).

“Assignee” means any Person to which a Member or another Assignee has Transferred all or any part of its Economic Interest in accordance with Article 9, but which has not been admitted as a Substitute Member pursuant to Section 10.2.

“Bankruptcy” means the occurrence of any one or more of those events set forth in Section 18-304 of the Act.

“Base Management Fee” has the meaning ascribed to it in the Management Agreement.

“Board” is defined in Section 6.1(a).

“Business Day” means any weekday excluding any legal holiday observed pursuant to United States federal or Nevada or New York state law or regulation.

“Buying Member” is defined in Section 9.4(a)(iii).

“Capital Account” means the capital account maintained for each Member on the Company’s books and records in accordance with Section 3.11 and Article 8.

“Capital Call Indemnification Notice” is defined in Section 6.9(d).

“Capital Call Notice” is defined in Section 3.4(a).

“Capital Contribution” means, collectively, (a) the total amount of money and (b) the initial Gross Asset Value of property (other than cash), if any, contributed to the Company (or deemed to be contributed to the Company pursuant to the terms of this Agreement) by a Member in accordance with this Agreement, whether as an initial Capital Contribution or as an Additional Capital Contribution. For the avoidance of doubt, a Member shall not be deemed to have made a Capital Contribution by posting a Letter of Credit pursuant to Section 3.4(a), unless, until and to the extent that such Letter of Credit is actually drawn by the beneficiary thereof and such Member reimburses the issuer of such Letter of Credit with respect to all obligations resulting from such draw, or such Member funds a payment in connection with the release or reduction of such Letter of Credit in accordance with the Loan Agreement, as provided in Section 3.4(d).

“Cash Available for Distribution” means, with respect to any fiscal quarter or other period as determined by the Board, all available cash of the Company, after deducting payments for operating expenses, payments required to be made in connection with any loan to the Company or its Subsidiaries or any other loan secured by a lien on any Company Assets as the Board shall determine, any other expenses of the Company or its Subsidiaries (including fees payable under the Management Agreement and the DLJ Consulting Fee), capital expenditures, commitments and other amounts (as set forth in the Approved Operating Plan or otherwise approved by the Board) set aside for the restoration, increase or creation of reasonable reserves.

“Casino Sublease” means that certain Sublease Agreement dated as of November 6, 2006, by and among MHG HR Acquisition Corp., a Nevada corporation, Morgans Co., and Golden HRC, LLC, a Nevada limited liability company, as amended, modified, supplemented or assigned (by operation of law or otherwise) from time to time.

“Certificate” means the Certificate of Formation of the Company, and any duly authorized, executed and filed amendments or restatements thereof, which are filed in the office of the Secretary of State of the State of Delaware.

“Class A Member” means any Person in its capacity as a holder of Class A Membership Interests and a Member of the Company who is listed as a Class A Member on Exhibit A hereto, as such exhibit may be updated from time to time pursuant to Section 3.1.

“Class A Membership Interest” is defined in Section 3.12.

“Class B Member” means any Person in its capacity as a holder of Class B Membership Interests and a Member of the Company who is listed as a Class B Member on Exhibit A hereto, as such exhibit may be updated from time to time pursuant to Section 3.1.

“Class B Membership Interest” is defined in Section 3.12.

“Closing Completion Guaranty” means the Closing Guaranty of Completion dated as of the date hereof by DLJMB and Morgans in favor of the Lender, as amended, restated, replaced, supplemented or otherwise modified from time to time.

“Closing Completion Guaranty Liabilities” is defined in Section 15.3(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Committed Capital” means, in respect of any Member or the Member(s) collectively, the sum of: (a) the aggregate Capital Contributions made by such Member(s); plus (b) the Deemed Value of any Letters of Credit posted by such Member(s) pursuant to Section 3.4(a).

“Company” means the limited liability company continued pursuant to this Agreement.

“Company Assets” means, collectively, (a) the Acquired Assets as the same may be disposed of from time to time to the extent authorized by the Board, and (b) any additional assets acquired by the Company or its Subsidiaries after the Agreement Date, subject to approval of the Board and any other applicable provisions of this Agreement.

“Company Loan” is defined in Section 3.5(a)(ii).

“Company Minimum Gain” has the meaning set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)(1) for the phrase “partnership minimum gain.”

“Confidential Information” is defined in Section 16.1.

“Construction Completion Guaranty” means the Construction Guaranty of Completion dated after the date hereof by DLJMB and Morgans in favor of the Lender, as amended, restated, replaced, supplemented or otherwise modified from time to time.

“Construction Completion Guaranty Liabilities” is defined in Section 15.2(a).

“Contributing Member” is defined in Section 3.5(a).

“Contribution Agreement” is defined in the Recitals.

“Conversion Notice” is defined in Section 3.5(c).

“Deemed Value” means, in respect of any Letter of Credit posted by a Member pursuant to Section 3.4(a), the maximum amount originally available to be drawn under such Letter of Credit (assuming the satisfaction of any conditions to any draw of such Letter of Credit), less any amount (with respect to such Letter of Credit) funded or reimbursed by or on behalf of the Member that posted such Letter of Credit which is treated as a Capital Contribution pursuant to Section 3.4(d).

“Defaulting Member” is defined in Section 11.1.

“Delaware Arbitration Act” is defined in Section 17.3(a)(iv).

“Depreciation” means, for each fiscal year of the Company or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such fiscal year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such fiscal year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period is zero (0), Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

“Disproportionate Contributions” is defined in Section 3.6(b).

“DLJ Consulting Fee” is defined in Section 6.10.

“DLJ Fund” means, collectively, DLJMB Partners, DLJMB HRH Co-Investments, L.P., DLJ Offshore Partners IV, L.P., DLJ Merchant Banking Partners IV (Pacific), L.P. and MBP Plan Investors, L.P.

“DLJ Intermediate Subsidiary” means any Subsidiary of any DLJ Fund that indirectly holds the equity interests of the Company.

“DLJ Parent” means any Person that directly or indirectly holds the equity interests of any DLJ Fund.

“DLJ Parent Change of Control” means, with respect to a DLJ Parent, any of the following:

(a) any merger, consolidation or business combination of a DLJ Parent into or with another Person in which holders of the voting securities of such DLJ Parent immediately prior to the consummation of the transaction hold, directly or indirectly, immediately following the consummation of the transaction, securities or other equity interests in the surviving entity in such transaction possessing less than a majority of the outstanding voting power of the surviving entity; or

(b) any other transaction, including the sale by a DLJ Parent of new shares of capital stock or new equity interests or a transfer of existing shares of capital stock or existing equity interests of such DLJ Parent, the result of which is that a third party not an Affiliate of such DLJ Parent or their respective stockholders or equity holders (or “group” of third parties not an Affiliate of such DLJ Parent or their respective stockholders or equity holders) directly or indirectly acquire or hold securities or other equity interests of such DLJ Parent representing a majority of such DLJ Parent’s outstanding voting power; or

(c) if such DLJ Parent is subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, during any period of two consecutive years, individuals who, at the beginning of such period, constitute the directors of the board of such DLJ Parent together with any new director (other than a director designated by a person who shall have entered into an agreement with such DLJ Parent to effect a transaction described in clauses (a) or (b)) whose election by the directors or nomination for election by such DLJ Parent’s stockholders or other equity holders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved cease for any reason to constitute a majority of the directors of such DLJ Parent’s board of directors.

“Director” means a member of the Board.

“DLJ Parent Transfer” is defined in Section 9.3(e).

“DLJ Upper Tier Holder” or “DLJ UTH” are defined in Section 9.2(a).

“DLJMB” is defined in the Preamble.

“DLJMB Indemnitees” is defined in Section 15.2(b).

“DLJMB LLC” is defined in the Preamble.

“DLJMB’s Closing Completion Guaranty Liabilities” is defined in Section 15.3(b).

“DLJMB’s Construction Completion Guaranty Liabilities” is defined in Section 15.2(b).

“DLJMB’s Mandatory Prepayment Guaranty Liabilities” is defined in Section 15.5(b).

“DLJMB’s Non-Recourse Carve-Out Liabilities” is defined in Section 15.4(b).

“DLJMB Parties” means, collectively, DLJMB, DLJMB Partners, DLJMB LLC and any other Affiliate of DLJMB that becomes a Member pursuant to the terms of this Agreement after the date hereof.

“DLJMB Partners” is defined in the Preamble.

“Drag-Along Right” is defined in Section 9.5(a).

“Economic Interest” means a Person’s right to share in the Net Profits, Net Losses, or similar items of, and to receive distributions from, the Company, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as specifically provided in this Agreement or required under applicable law, any right to information concerning the business and affairs of the Company.

“Electing Member” is defined in Section 11.2.

“Encumbrance” means a pledge, alienation, mortgage, hypothecation, encumbrance or similar collateral assignment by any other means, whether for value or no value and whether voluntary or involuntary (including, without limitation, by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings). The term “Encumber” shall have a correlative meaning.

“Event of Default” is defined in Section 11.1.

“Existing Equity” means, as of any time, the lesser of: (a) the aggregate Committed Capital of the Members less any recovery or return of any Capital Contribution received by the Members, as of such time, or (b) the sum of: (i) aggregate distributions in liquidation to which the Members would be entitled upon a sale of all of the Company Assets at the then-current Aggregate Asset Value and the subsequent dissolution and liquidation of the Company pursuant to Article 12; plus (ii) without duplication, the Deemed Value of any Letters of Credit posted by the Members pursuant to Section 3.4(a).

“Expansion Project” means the proposed development project associated with expanding the Hotel/Casino described in Exhibit D attached hereto, as may be modified by the Board from time to time in accordance with the terms hereof.

“Expert” is defined in Section 17.3(a)(ii).

“Fair Market Terms” is defined in Section 3.9.

“Fee Agreement” means the Fee Agreement, dated as of the date hereof, between the DLJMB Parties and the Morgans Parties.

“Financial Manager” is defined in Section 8.1.

“Financing” means (a) the Initial Acquisition Financing obtained by the Company and/or its Subsidiaries to facilitate the acquisition of the Acquired Assets, and (b) any New Financing obtained by the Company and/or its Subsidiaries after the Agreement Date.

“Fiscal Year” is defined in Section 8.7.

“GAAP” means United States Generally Accepted Accounting Principles.

“Gaming Authorities” means any Governmental Authority with jurisdiction over the ownership of an interest in an entity that is licensed to conduct gaming activities or with jurisdiction over gaming operations relating to the Company Assets including, without limitation, the Nevada State Gaming Control Board, the Nevada Gaming Commission and the Clark County Liquor and Gaming License Board.

“Gaming Regulations” mean any applicable statutes, laws, rules, regulations, or other legal requirements of or promulgated by any legislative body, gaming control board, police or investigative agency, or other government or political subdivisions or agency or subdivision thereto in the United States (including those in the State of Nevada) or elsewhere in the world pertaining to the ownership or operation of casinos, the suitability of Persons involved in gaming or gambling or otherwise relating to gaming or gambling, including, without limitation, the Nevada Gaming Control Act (Nevada Revised Statutes Chapter 463) and the regulations promulgated thereunder, as amended from time to time.

“Gaming Withdrawal” is defined in Section 7.1.

“Governmental Authority” means any nation or government (including, without limitation, the government of the United States), any state, county, municipal or other political subdivision thereof (including the State of Nevada and Clark County, Nevada) and any Person exercising legislative, judicial, regulatory or administrative functions of or pertaining to the government.

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the mutual consent of the Class A Members.

(b) The Gross Asset Values of all Company assets immediately prior to the occurrence of any event described in subparagraphs (i) through (v) below shall be adjusted to equal their respective gross fair market values, as determined by the mutual consent of the Class A Members, as of the following times:

(i) the acquisition of an additional Interest in the Company (other than in connection with the execution of this Agreement) by a new or existing Member in exchange for more than a de minimis Capital Contribution, if the Members reasonably determine that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company;

(ii) the distribution by the Company to a Member of more than a de minimis amount of Company assets as consideration for an Interest in the Company, if the Members reasonably determine that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company;

(iii) the liquidation or dissolution of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g);

(iv) the grant of an Interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a partner capacity, or by a new Member acting in a partner capacity or in anticipation of becoming a Member of the Company, if the Members reasonably determine that such adjustment is necessary or appropriate to reflect the relative Interests of the Members in the Company; and

(v) at such other times as the Members shall reasonably determine necessary or advisable in order to comply with Regulations Sections 1.704-1(b) and 1.704-2.

(c) The Gross Asset Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution as determined by the Members.

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m); provided, however, that Gross Asset Values shall not be adjusted pursuant to this subparagraph (d) to the extent that an adjustment pursuant to subparagraph (b) above is made in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e) If the Gross Asset Value of a Company asset has been determined or adjusted pursuant to subparagraph (a), subparagraph (b) or subparagraph (d) above, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such Company asset for purposes of computing Net Profits and Net Losses.

“Guaranty Agreements” means, collectively, the Construction Completion Guaranty, the Closing Completion Guaranty, the Non-Recourse Carve-Out Guaranty and the Mandatory Prepayment Guaranty.

“Hotel/Casino” means the hotel and casino known as the Hard Rock Hotel & Casino, which is being acquired by the Company (through its Subsidiaries) pursuant to the Acquisition Agreements.

“Incapacity” means the Bankruptcy or dissolution of any Person. “Incapacitated” shall have a correlative meaning.

“Indemnitees” is defined in Section 6.9(a).

“Index” means the Consumer Price Index for Clark County, Nevada, as published by the U.S. Census Bureau using the period October/November 1995, as a base of 100, or if such index is discontinued, the most comparable index published by any Governmental Authority, acceptable to all of the Class A Members.

“Indirect Interest” means, as applicable, a DLJ UTH’s equity interest in a DLJ Intermediate Subsidiary or a DLJMB Party or a Morgans LTH’s equity interest in a Morgans Intermediate Subsidiary or a Morgans Party.

“Initial Acquisition Financing” means, collectively, (a) the financing obtained by the Company or its Subsidiaries in connection with the consummation of the transactions contemplated by the Acquisition Agreements and (b) any other form of debt financing (including construction financing) provided to the Company or its Subsidiaries under the Loan Agreement.

“Initial Construction Completion Guaranty Costs” is defined in Section 15.2(c).

“Intracompany Transfer” is defined in Section 9.3(c).

“JAMS” is defined in Section 17.3(a)(i).

“Key Employees” means, collectively, the Hotel President, Hotel Chief Financial Officer, Casino General Manager, Hotel General Manager, the Hotel Food & Beverage Manager, the Head of Development (i.e., currently Arthur Blee) and any Project Manager in charge of the Expansion Project (i.e. currently Bill Richardson).

“Lender” means Column Financial, Inc., a Delaware corporation, or any additional or subsequent Lender under the Loan Agreement or any Person performing similar duties under any subsequent refinancing or replacement thereof.

“Letter of Credit” means any letter of credit, as the same may be replaced, reduced, split, substituted, modified, amended, supplemented, assigned or otherwise restated from time to time, posted by the Company, any of its Subsidiaries or a Member in favor of the Lender in lieu of any equity contribution or investment required as a condition to any advance of funds under the Loan Agreement.

“Listing Vehicle” is defined in Section 7.3.

“Loan Agreement” means that certain Loan Agreement, dated as of February 2, 2007, among the Lender, HRHH Hotel/Casino, LLC, a Delaware limited liability company,

HRHH Cafe, LLC, a Delaware limited liability company, HRHH Development, LLC, a Delaware limited liability company, HRHH IP, LLC, a Delaware limited liability company, and HRHH Gaming, LLC a Delaware limited liability company, or any mezzanine loan agreement governing any portion of the loans under such Loan Agreement, each as amended, restated, replaced, supplemented, refinanced or otherwise modified from time to time.

“Lock-Out Period” means the period commencing on the Agreement Date and ending on the earlier to occur of (a) the fourth (4th) anniversary of the Agreement Date or (b) termination of the Management Agreement.

“Management Agreement” means that certain Property Management Agreement, dated as of the date hereof, among HRHH Hotel/Casino, LLC, HRHH Development, LLC, HRHH Cafe, LLC and Manager, as amended, modified or supplemented from time to time. The Management Agreement constitutes an Affiliate Agreement.

“Manager” means Morgans Hotel Group Management, LLC, a Delaware limited liability company, or any successor Manager selected by the Company upon the expiration or termination of the Management Agreement, subject to the terms of this Agreement and the Management Agreement.

“Mandatory Prepayment Guaranty” means the Guaranty Agreement (Non-Qualified Mandatory Prepayment), dated as of the date hereof, from DLJMB and Morgans to Lender, as the same may be amended, restated, replaced, supplemented or otherwise modified from time to time.

“Mandatory Prepayment Liabilities” is defined in Section 15.5(a).

“Maximum Rate” means the maximum interest rate permitted by applicable usury and similar laws.

“Mediation” is defined in Section 17.3(a)(i).

“Mediation Service” is defined in Section 17.3(a)(i).

“Mediator” is defined in Section 17.3(a)(i).

“Member Minimum Gain” means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Regulations Section 1.704-2(i) with respect to “partner minimum gain.”

“Member Nonrecourse Debt” has the meaning set forth in Regulations Section 1.704-2(b)(4) for the phrase “partner nonrecourse debt.”

“Member Nonrecourse Deductions” has the meaning set forth in Regulations Section 1.704-2(i) for the phrase “partner nonrecourse deductions.”

“Members” means, collectively, the Persons owning Membership Interests, including any Additional Members and Substitute Members. Reference to a “Member” shall refer to any one or more of the Members, as the context may require. As of the Agreement Date, the Members are DLJMB, DLJMB Partners, DLJMB LLC, Morgans Co. and Morgans.

“Membership Interest” or “Interest” means the entire ownership interest of a Member in the Company at any particular time, including Class A Membership Interests and/or Class B Membership Interests, and also including without limitation, any and all rights to vote and otherwise participate in the Company’s affairs, and the rights to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all of the terms and provisions of this Agreement.

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of May 11, 2006, by and among Morgans Co., MHG HR Acquisition Corp., Hard Rock Hotel, Inc. and Peter H. Morton, as amended, modified or supplemented from time to time.

“Morgans” is defined in the Preamble.

“Morgans Change of Control” means, with respect to Morgans Co. or Morgans (each, a “Morgans Parent”), any of the following:

(a) any merger, consolidation or business combination of a Morgans Parent into or with another Person in which holders of the voting securities of such Morgans Parent immediately prior to the consummation of the transaction hold, directly or indirectly, immediately following the consummation of the transaction, securities or other equity interests in the surviving entity in such transaction possessing less than a majority of the outstanding voting power of the surviving entity; or

(b) any other transaction, including the sale by a Morgans Parent of new shares of capital stock or new equity interests or a transfer of existing shares of capital stock or existing equity interests of such Morgans Parent, the result of which is that a third party not an Affiliate of such Morgans Parent or their respective stockholders or equity holders (or “group” of third parties not an Affiliate of such Morgans Parent or their respective stockholders or equity holders) directly or indirectly acquire or hold securities or other equity interests of such Morgans Parent representing a majority of such Morgans Parent’s outstanding voting power; or

(c) during any period of two consecutive years, individuals who, at the beginning of such period, constitute the directors of the board of Morgans together with any new director (other than a director designated by a person who shall have entered into an agreement with Morgans to effect a transaction described in clauses (a) or (b)) whose election by the directors or nomination for election by Morgans’ stockholders or other equity holders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved cease for any reason to constitute a majority of the directors of Morgans’ board of directors.

“Morgans Co.” is defined in the Preamble.

“Morgans’ Competitors” means any present or future operator or manager of a hotel or other hospitality and/or gaming property, which operator or manager is primarily in the business of operating (as opposed to investing in or owning) hotels or other hospitality and/or gaming properties.

“Morgans Gaming Company” is defined in Section 7.1.

“Morgans’ Closing Completion Guaranty Liabilities” is defined in Section 15.3(a).

“Morgans’ Construction Completion Guaranty Liabilities” is defined in Section 15.2(a).

“Morgans’ Mandatory Prepayment Guaranty Liabilities” is defined in Section 15.5(a).

“Morgans’ Non-Recourse Carve-Out Liabilities” is defined in Section 15.4(a).

“Morgans Indemnitees” is defined in Section 15.2(a).

“Morgans Initial Capital Commitment” is defined in Section 3.3(a).

“Morgans Intermediate Subsidiary” means any Subsidiary of Morgans Co. or Morgans (other than any Member hereunder) that indirectly holds the equity interests of the Company.

“Morgans Lower Tier Holder” or “Morgans LTH” is defined in Section 9.2(b).

“Morgans Parent Transfer” is defined in Section 9.3(d).

“Morgans Parties” mean, collectively, Morgans Co., Morgans and any other Affiliate of Morgans Co. that becomes a Member pursuant to the terms of this Agreement after the date hereof.

“Necessary Capital” is defined in Section 3.4(b).

“Net Profits” or “Net Losses” means, for each fiscal year or other period, an amount equal to the Company’s taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, deduction or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of Net Profits and Net Losses shall increase the amount of such income and/or decrease the amount of such loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition of Net Profits and Net Losses, shall decrease the amount of such taxable income and/or increase the amount of such loss;

(c) Gain or loss resulting from any disposition of Company assets where such gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Company assets disposed of, notwithstanding that the adjusted tax basis of such Company assets differs from its Gross Asset Value;

(d) In lieu of the depreciation, amortization and other cost recovery deductions taken into account in computing such income or loss, there shall be taken into account Depreciation for such fiscal year or other period;

(e) To the extent an adjustment to the adjusted tax basis of any asset included in Company assets pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member’s Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for the purposes of computing Net Profits and Net Losses;

(f) If the Gross Asset Value of any Company asset is adjusted in accordance with subparagraph (b) or subparagraph (c) of the definition of “Gross Asset Value” above, the amount of such adjustment shall be taken into account in the taxable year of such adjustment as gain or loss from the disposition of such asset for purposes of computing Net Profits or Net Losses; and

(g) Notwithstanding any other provision of this definition of Net Profits and Net Losses, any items that are specially allocated pursuant to Section 5.4 hereof shall not be taken into account in computing Net Profits or Net Losses. The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Section 5.4 hereof shall be determined by applying rules analogous to those set forth in this definition of Net Profits and Net Losses.

“New Equity” is defined in Section 3.9.

“New Financing” is defined in Section 3.9.

“Non-Contributing Member” is defined in Section 3.5(a).

“Non-Qualifying Contributions” means, with respect to any distribution to be made pursuant to Section 4.2(b)(ii), any Disproportionate Contributions prior thereto that resulted in an adjustment to the Members’ Percentage Interests (to the extent such adjustment resulted from an increase in Committed Capital due to the posting of Letters of Credit).

“Non-Recourse Carve-Out Guaranty” means the Guaranty Agreement dated as of the dated hereof by DLJMB and Morgans in favor of the Lender, as amended, restated, replaced, supplemented or otherwise modified from time to time.

“Non-Recourse Carve-Out Liabilities” is defined in Section 15.4(a).

“Nonrecourse Deductions” has the meaning set forth in Regulations Sections 1.704-2(b)(1) and 1.704-2(c).

“Nonrecourse Liability” has the meaning set forth in Regulations Sections 1.704-2(b)(3) and 1.752-1(a)(2).

“Note Rate” is defined in Section 3.5(a)(ii).

“Officer” and “Officers” is defined in Section 6.2.

“Operating Capital” is defined in Section 3.4(b).

“Operating Year” means each calendar year (and in the case of the first Operating Year, the remainder of the calendar year starting on the Agreement Date) during the term of this Agreement.

“Party” and “Parties” are defined in the Preamble.

“Percentage Interest” means, as of any time, that percentage which is initially set forth on Exhibit A attached hereto, as modified from time to time in accordance with this Agreement.

“Person” means and includes an individual, a corporation, a partnership, a limited liability company, a joint venture, a trust, an unincorporated organization, a government or any department or agency thereof, or any entity similar to any of the foregoing.

“Proposed Operating Plan” is defined in Section 6.7(a).

“Publicly Traded Partnership” is defined in Section 9.3(f)(iv).

“Qualified Appraiser” means any nationally recognized valuation or appraisal firm or investment bank with expertise in the gaming industry that: (a) does not currently provide nor is currently negotiating to provide (nor in the last two years has provided) services to the Company or any Member or their respective Affiliates; and (b) does not hold or have Affiliates that hold equity interests in the Company or any Member.

“Receiving Party” is defined in Section 15.7.

“Requesting Party” is defined in Section 15.7.

“Registration Expenses” means all expenses incurred by the Listing Vehicle in complying with the Securities Act registration requirements of an initial public offering, including all registration and filing fees, printing expenses, fees and disbursements of counsel for the Company, “blue sky” fees and expenses and the expense of any special audits incident to or required by any such registration.

“Regulations” means proposed, temporary and final Treasury Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding Treasury Regulations.)

“Regulatory Allocations” is defined in Section 5.4(h).

“Required Expansion Capital” as defined in Section 3.4(a).

“Responsible Party” is defined in Section 6.9(f)(i).

“ROFO Offer” is defined in Section 9.4(a)(ii)

“ROFO Offer Notice” is defined in Section 9.4(a)(i).

“ROFO Offer Period” is defined in Section 9.4(a)(ii).

“ROFO Offer Price” is defined in Section 9.4(a)(ii).

“ROFO Offered Interests” is defined in Section 9.4(a)(i).

“ROFO Recipients” is defined in Section 9.4(a)(i).

“Securities Act” is defined in Article 13.

“SEC” means the Securities and Exchange Commission.

“Selling Expenses” means, in respect of an initial public offering of the Listing Vehicle, all reasonable broker’s commissions, underwriting discounts and selling commissions applicable to such offering.

“Selling Member” is defined in Section 9.4(a)(i).

“Shortfall Amount” is defined in Section 3.5(a).

“Shortfall Contributions” is defined in Section 3.5(a)(i).

“Subsidiary” means, with respect to a specified Person, any other Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the specified Person.

“Subsidiary Transfer” is defined in Section 9.3(c).

“Substitute Member” means any Assignee that has been admitted to the Company as a Member pursuant to Section 10.2 by virtue of such Assignee’s receiving all or a portion of a Membership Interest from another Member or its Assignee, and not pursuant to Section 3.1.

“Tag-Along Right” is defined in Section 9.5(c).

“Tax Matters Member” means the Member designated as such pursuant to Section 8.6.

“Technical Services Agreement” means Technical Services Agreement, dated as of the date hereof, between HRHH Hotel/Casino, LLC, a Delaware limited liability company, and the Manager, as amended, modified or supplemented from time to time.

“Termination Event” is defined in Section 6.1(d).

“Third Party Transferee” is defined in Section 9.4(a)(iv).

“Transfer” means, with respect to any Member, any sale, conveyance, exchange, assignment, gift, bequest or other transfer or disposition (whether direct or indirect, by operation of law or by any other means), of all or any part of such Member’s Interest in the Company, whether for value or no value and whether voluntary or involuntary (including, without limitation, by realization upon any Encumbrance or by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings) or an agreement to do any of the foregoing.

“Unsuitable Person” is any Person whose ownership of or association with the Company, or in the case of an indirect Transfer, the applicable Morgans Party or DLJ Party, could reasonably be anticipated to jeopardize the status of or result in the imposition of conditions on, a disciplinary action or the loss of, inability to reinstate, or failure to obtain any registration, permit, order, finding of suitability, exemption, waiver or license or any other rights or entitlements held or required to be held by the Company (or a Subsidiary of the Company) under any Gaming Regulations, or any such Person who is found unsuitable or is denied or disqualified from eligibility for any license or approval by the Nevada Gaming Authorities.

ARTICLE 2.

FORMATION

2.1 Intent. The Members hereby continue the Company pursuant to the terms and conditions set forth in this Agreement and under the Act. If any terms of this Agreement are inconsistent with any of the terms of the Act which are not mandatory, then the terms of this Agreement shall control.

2.2 Certificate of Formation; Filings. The Members have caused to be executed and filed the Certificate in the Office of the Delaware Secretary of State as required by the Act. Betty W. Gee is hereby designated as an “authorized person” within the meaning of the Act, and has executed, delivered and filed the Certificate with the Secretary of State of the State of Delaware. Upon the filing of the Certificate with the Secretary of State of the State of Delaware, her powers as an “authorized person” ceased, and each Member, Director and Officer thereupon became a designated “authorized person” and shall continue as a designated “authorized person” within the meaning of the Act. Any Member, Director or Officer shall execute, deliver and file any other certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any other jurisdiction in which the Company may wish to conduct business.

2.3 Name, Registered Office and Agent; Principal Place of Business. The name of the Company is “Hard Rock Hotel Holdings, LLC”. The Company may also conduct business at the same time under one or more fictitious names if the Members determine that such is in the best interests of the Company. The Members may change the name of the Company, from time to time, in accordance with applicable law. The Company’s registered office in the State of Delaware and its registered agent for service of process on the Company in the State of Delaware at such registered office shall be as set forth in the Company’s most recently filed Certificate. The Company’s principal place of business is 475 Tenth Avenue, New York, New York 10018, and thereafter may be at such other place or places as the Members may from time to time designate. The Company may maintain offices and places of business at such other place or places within or outside the State of Delaware as the Members deem advisable.

2.4 Purpose of Company. The principal purpose of the Company shall be to acquire, operate, manage, develop, renovate, upgrade, improve, finance, market and potentially dispose of the Acquired Assets directly, or through one or more Subsidiaries of the Company. The Company may also engage in any other business or activity ancillary thereto that a limited liability company may be engaged in under applicable law, subject to approval of the Board and any other applicable provisions of this Agreement.

2.5 Term. The Company commenced as of the date that the Certificate was filed with the Office of the Delaware Secretary of State, and shall continue unless the Company is sooner dissolved until the one hundredth (100th) anniversary of the Agreement Date (as such date may be extended by the mutual written agreement of the Members); provided, however, that the term of the Company shall be subject to the additional provisions for termination set forth in this Agreement.

2.6 Issuance of Membership Interests. The Membership Interests when issued in accordance with the terms hereof will be duly and validly issued and, assuming the representations and warranties of the DLJMB Parties and the Morgans Parties contained in this Agreement are true and correct on the date hereof, will be issued in compliance with all applicable federal and state securities laws regarding registration or qualification. The Membership Interests are valid and legally binding obligations of the Company, enforceable against the Company in accordance with their terms. Upon its execution of this Agreement, each person on Exhibit A is hereby admitted to the Company as a member of the Company.

2.7 Opinion of Counsel. On the Agreement Date the Members shall use commercially reasonable efforts to cause the Company to cause Richards, Layton & Finger, P.A., as special Delaware counsel to the Company, to furnish to the Members its written opinion regarding customary matters relating to the organization of the Company and the enforceability of this Agreement.

ARTICLE 3.

CAPITAL CONTRIBUTIONS, PERCENTAGE INTERESTS,

CAPITAL ACCOUNTS AND CLASSES OF INTERESTS

3.1 Capital Commitments; Percentage Interests. The names, addresses, initial Capital Contributions and Percentage Interests of the Members (and whether such Members are Class A Members or Class B Members) are set forth on Exhibit A attached hereto and incorporated herein. Any changes in the Members’ respective Percentage Interests from time to time pursuant to the terms of this Agreement shall be recorded in the Company’s books and records.

3.2 Initial Assignment by Morgans. As of the Agreement Date, and subject to and in accordance with the Contribution Agreement, (a) Morgans Co. and Morgans shall assign all of their respective right, title and interest in and to the Acquisition Agreements to the Company or one or more of its Subsidiaries, and the Company or such Subsidiaries shall assume such right, title and interest in and to the Acquisition Agreements; (b) Morgans Co. shall contribute all of the stock of MHG HR Acquisition Corp. (a party to the Merger Agreement) to the Company; and (c) Morgans Co. and Morgans shall be deemed to have made Capital Contributions to the Company of the Morgans Expenses (as defined in the Contribution Agreement) in accordance with Section 3.2(b) of the Contribution Agreement in an amount, when added to the value of the assignment(s) and contribution referenced in clauses (a) and (b), not to exceed Morgans Initial Capital Commitment (the amounts of the assignment(s) and contributions referred to in clauses (a), (b) and (c), collectively, the “Applied Amounts”). The Members hereby acknowledge and agree that, for purposes of the immediately preceding sentence, the Acquisition Agreements and the contribution of stock of MHG HR Acquisition Corp. have an aggregate value equal to the amount of the Escrow Deposits (as defined in the Contribution Agreement) credited toward the purchase price of the Acquisition. The foregoing assignments shall be made by Morgans Co. and Morgans to the Company or its Subsidiaries on an “as is, where is” basis and without representation or warranty of any kind or character, expressed or implied, with respect to the Acquired Assets and without recourse to Morgans Co. or Morgans, except as specifically provided to the contrary herein or in the Contribution Agreement.

3.3 Initial Capital Contributions. Each of the Members shall be obligated to make Capital Contributions to the Company immediately prior to the Closing as follows:

(a) Morgans shall contribute the amount of Fifty Seven Million Five Hundred Twenty Five Thousand Five Hundred Twenty Eight and 10/00 Dollars ($57,525,528.10) (the “Morgans Initial Capital Commitment”) to the Company; provided, however, that the Morgans Initial Capital Commitment will be deemed satisfied to the extent that the Applied Amounts credited in accordance with Section 3.2 is at least equal to the Morgans Initial Capital Commitment;

(b) Morgans Co. shall contribute the amount of One Hundred Fifty Dollars ($150) to the Company;

(c) DLJMB shall contribute the amount of Eighty Four Million Seven Hundred Thirty Nine Thousand One Hundred Sixty Nine and 48/00 Dollars ($84,739,169.48) to the Company;

(d) DLJMB Partners shall contribute the amount of Thirty Million Three Hundred Eleven Thousand Five Hundred Eighty Six and 71/00 Dollars ($30,311,586.72) to the Company; and

(e) DLJMB LLC shall contribute the amount of Three Hundred Dollars ($300) to the Company.

3.4 Additional Contributions. Except as otherwise required by law or pursuant to this Agreement, no Member or Assignee shall be required or permitted to make any additional Capital Contributions to the Company except as follows:

(a) Expansion Capital Commitments. Unless the Board has decided not to proceed with the Expansion Project, DLJMB shall request, on behalf of the Company, that the Members make additional Capital Contributions as the Company from time to time requires capital to the extent that such Capital Contributions are provided for pursuant to the applicable Approved Development Plans and the applicable Approved Development Budget for the Expansion Project (the “Required Expansion Capital”) by providing written notice thereof (each, a “Capital Call Notice”) not less than ten (10) Business Days prior to the date on which the additional Capital Contributions are to be made. Each Capital Call Notice shall specify the purpose for which the Capital Contributions are required to be made and whether the funding must be in cash or can be satisfied through the posting of a Letter of Credit. Upon receipt of any such Capital Call Notice, the Required Expansion Capital shall be funded by the Members in accordance with their respective Percentage Interests; provided, however, in lieu of funding Required Expansion Capital in cash, to the extent permitted under the Capital Call Notice, a Member may elect in its sole discretion to satisfy its obligation to provide a pro rata amount of the Required Expansion Capital by posting (or, in the case of the DLJMB Parties, causing one or more of their Affiliates to post) a Letter of Credit in favor of the Lender in accordance with the terms of the Loan Agreement. Upon delivery of such Letter of Credit to the Lender (with a copy thereof to the other Member(s)), the Member shall be deemed to have satisfied the obligation to make the Capital Contribution required by the Capital Call Notice. Notwithstanding anything to the contrary in this Agreement (including Section 3.5 hereof), Morgans may elect in its sole discretion for the Morgans Parties not to fund (or post a Letter of Credit for) all or any portion of their aggregate pro rata amount of the Required Expansion Capital requested in any Capital Call Notice, which election shall be made, if at all, by providing DLJMB written notice thereof at least five (5) Business Days prior to the date on which the additional Capital Contributions are to be made. In the event Morgans makes any such election, the DLJMB Parties shall fund (or, if permitted, post a Letter of Credit for), on the date set forth in the Capital Call Notice, that portion of the Morgans Parties’ aggregate pro rata share of the Required Expansion Capital that Morgans (on behalf of the Morgans Parties) elected not to make (in which case the relative Percentage Interests of the Members shall be adjusted pursuant to Section 3.6(a)). Notwithstanding any contrary provision of this Section 3.4(a), however, in no event shall the DLJMB Parties be obligated to make aggregate capital contributions in respect of any Required Expansion Capital pursuant to this Section 3.4(a) in excess of One Hundred Fifty Million Dollars ($150,000,000). Unless the Board has decided not to proceed with the Expansion Project, DLJMB shall within five (5) Business Days after the execution of this Agreement, deliver or cause to be delivered to Morgans Co. and the Company an equity commitment letter from one or more of the DLJ Funds substantially in the form attached hereto as Exhibit E, pursuant to which such parties will commit to provide the equity capital for the Required Expansion Capital in an amount up to One Hundred Fifty Million Dollars ($150,000,000), less the amount of such Required Expansion Capital required to be funded by DLJMB Partners directly pursuant to this Agreement.

(b) Other Capital Commitments. If the Company requires capital (other than Required Expansion Capital) to be contributed by the Members and as approved by the Board pursuant to the applicable Approved Operating Plan or an Approved Development Budget (other than the Approved Development Budget for the Expansion Project, which is addressed in Section 3.4(a) above), (the “Necessary Capital”), DLJMB shall request, on behalf of the Company, that the Members make additional Capital Contributions by providing a Capital Call Notice not less than ten (10) Business Days prior to the date on which the additional Capital Contributions are to be made. Each Capital Call Notice shall specify the purpose for which the Capital Contributions are required to be made. Upon receipt of any such Capital Call Notice, the Necessary Capital shall be funded by the Members in accordance with their Percentage Interests. Notwithstanding the foregoing, the Members acknowledge and agree that when approving any Approved Development Project, the Board will also approve a financing plan for such Approved Development Project. Such financing plan shall specify the Members’ obligations, if any, for additional Capital Contributions in connection with such Approved Development Project. No Member shall be obligated under this Section 3.4(b) to make a Capital Contribution in respect of Necessary Capital unless such Capital Contribution is expressly contemplated by the applicable Approved Development Budget (in the case of an Approved Development Project) or Approved Operating Plan. If the Company requires capital (other than Required Expansion Capital) to be contributed by the Members to fund an unexpected shortfall in capital that was either (i) to be provided by a capital source other than the Members pursuant to such Approved Operating Plan or Approved Development Budget or (ii) not contemplated by the Approved Operating Plan, but reasonably necessary to continue the day to day operations of the Hotel/Casino as then currently conducted (in either case, the “Operating Capital”), DLJMB may in its reasonable discretion request, on behalf of the Company, that the Members make additional Capital Contributions by providing a Capital Call Notice not less than ten (10) Business Days prior to the date on which the additional Capital Contributions are to be made. Upon receipt of any such Capital Call Notice, the Operating Capital shall be funded by the Members in accordance with their Percentage Interests; provided, however, that, notwithstanding anything to the contrary in this Agreement (including Section 3.5 hereof), Morgans Co. may elect in its sole discretion for the Morgans Parties not to fund all or any portion of their aggregate pro rata amount of the Operating Capital, which election shall be made, if at all, by providing DLJMB written notice thereof at least five (5) Business Days prior to the date on which the additional Capital Contributions are to be made. In the event Morgans Co. makes any such election, the DLJMB Parties may in their sole discretion fund, on the date set forth in the Capital Call Notice, that portion of the Morgans Parties’ aggregate pro rata share of the Operating Capital that Morgans Co. (on behalf of the Morgans Parties) elected not to make (in which case the relative Percentage Interests of the Members shall be adjusted pursuant to Section 3.6(b)).

(c) Capital Call Notices. If, for any reason, DLJMB fails, in a timely manner, to issue any Capital Call Notice for Required Expansion Capital or Necessary Capital (excluding, however, Operating Capital) in accordance with this Section 3.4, then Morgans Co. also shall have the right to issue a Capital Call Notice if DLJMB fails to issue a Capital Call Notice within ten (10) Business Days after written notice from Morgans Co. to DLJMB specifying such failure.

(d) Maintenance, Funding and Termination of Letters of Credit. Any Member posting a Letter of Credit pursuant to Section 3.4(a) shall be responsible for maintaining (or if required, replacing) such Letter of Credit as required under the Loan Agreement and any other document governing the delivery and maintenance of such Letter of Credit; provided, however, that such Member may obtain the release of such Letter of Credit, or a reduction in the amount available to be drawn thereunder, to the extent permitted under the Loan Agreement and such other governing document. In the event that a Member funds (or causes an Affiliate to fund) a payment required under the Loan Agreement to secure the release of, or reduction in the amount available to be drawn under, a Letter of Credit posted pursuant to Sections 3.4(a) (including, without limitation, a prepayment of loans under the Loan Agreement), then, if such Member provides reasonable supporting documentation to the other Members of the amount of such funding, then the amount of such funding by or on behalf the posting Member with respect to the released or reduced Letter of Credit will be treated as a Capital Contribution as of the date of the funding, and the Deemed Value of the Letter of Credit shall be reduced by the amount of such funding. In the event that the Lender draws upon a Letter of Credit posted pursuant to Section 3.4(a) and the Member that posted the Letter of Credit reimburses (or causes an Affiliate to reimburse) the issuer of the Letter of Credit with respect to all obligations resulting from such drawing, then, if such Member provides reasonable supporting documentation to the other Members of the amount of such reimbursement, then the amount reimbursed by or on behalf of the posting Member with respect to such Letter of Credit will be treated as a Capital Contribution as of the date of the reimbursement, and the Deemed Value of the Letter of Credit shall be reduced by the amount of such reimbursement. In addition, if a Letter of Credit is replaced by another Letter of Credit with a greater face amount, then only the incremental Deemed Value of the substituted Letter of Credit in excess of the Deemed Value of the original Letter of Credit being replaced shall be taken into account in determining the increase of Committed Capital of the posting Member and any Percentage Interest adjustment hereunder arising out of the Capital Contribution made (or deemed to have been made) with respect to which such Letter of Credit was posted, it being the intention of the parties that, in determining Capital Contributions, Committed Capital, Percentage Interests and Adjusted Percentage Interests hereunder, the same (or substantively the same) dollars that are committed or contributed as capital hereunder shall be counted (for purposes of such calculations) only one time. For the avoidance of doubt, no adjustment shall be made with respect to the Percentage Interests of the Members (i) in the event that a Letter of Credit posted by or on behalf of a Member is released or reduced, or expires or otherwise terminates pursuant to its terms as permitted under the Loan Agreement and other governing document; or (ii) as a result of any Capital Contribution made with respect to a drawn, released or reduced Letter of Credit as contemplated by this Section 3.4(d).

(e) Other Credit Support. For the avoidance of doubt, credit support for the Company provided by a Member in the form other than a Letter of Credit (such as a guaranty and/or similar arrangements) will only result in adjustments being made to the Members’ Percentage Interests pursuant to the terms of this Agreement (if any) if and when capital is required to be funded in connection therewith.

3.5 Failure to Contribute.

(a) In the event that any Member (each, a “Non-Contributing Member”) fails to timely make some or all of any Capital Contribution required to be made by such Member pursuant to Section 3.4 (or fails to post a Letter of Credit in the amount of such Capital Contribution in circumstances where such posting would satisfy the Members obligations under the Capital Call Notice) (in each case, a “Shortfall Amount”), and such failure continues for a period of five (5) Business Days after receipt by such Non-Contributing Member of written notice from any other Member specifying such failure, then DLJMB (in the case that the Non-Contributing Member is a Morgans Party) or Morgans Co. (in the case that the Non-Contributing Member is a DLJMB Party) may, in its sole discretion, take, or cause a DLJMB Party or Morgans Party, respectively, to take, any of the following actions (the Person taking such action or caused to take such action being the “Contributing Member”):

(i) make additional Capital Contributions (or post a Letter of Credit in lieu thereof, if permitted) (“Shortfall Contributions”) equal to some or all of the Shortfall Amount (in which case, subject to the receipt of all approvals required under Gaming Regulations (to the extent applicable at such time), the relative Percentage Interests of the Members shall be adjusted pursuant to Section 3.5(d));

(ii) loan to the Company some or all of the Shortfall Amount (a “Company Loan”), provided that: (i) the sums thus advanced shall be deemed to be demand recourse loans from the Contributing Member to the Non-Contributing Member and a contribution of such sums to the Company by the Non-Contributing Member; (ii) such loans shall bear interest at the rate of interest equal to LIBOR, plus six percent (6%) per annum, (provided, however, that if at any time the interest rate provided for herein (the “Note Rate”) exceeds the Maximum Rate, the Note Rate shall be limited to the Maximum Rate, but any subsequent reductions in the Note Rate (i.e., by reason of a reduction in the LIBOR) shall not reduce the rate of interest accruing hereunder below the Maximum Rate until such time as the total amount of interest accrued and paid on such loan equals the amount that would have accrued on such loan if the Note Rate had at all times been in effect), from the date that the advance was made until the date that such advance, together with any reasonable costs and expenses incurred by the Company as a result of the Non-Contributing Member’s failure to contribute, and together with all interest accrued thereon, is repaid to the Contributing Member and the Company, as appropriate; (iii) unless otherwise paid, the repayment of such Company Loan shall be made from any distribution or reimbursement from the Company otherwise to be made to the Non-Contributing Member before any distribution or reimbursement is made to the Non-Contributing Member during the existence of the Company or after dissolution; and (iv) all such repayments shall be first applied to any reasonable costs and expenses incurred by the Company as a result of the Non-Contributing Member’s failure to contribute, then to interest earned and unpaid on the advance, and then to principal; and

(iii) if a DLJMB Party is a Contributing Member, DLJMB may secure New Financing and/or New Equity for the Company pursuant to Section 3.9.

(b) No right, power or remedy conferred upon any Member (other than the Non-Contributing Member) in this Section 3.5 shall be exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy whether conferred in this Section 3.5, Article 11, pursuant to any other provision of this Agreement, or now or hereafter available at law or in equity or by statute or otherwise. In addition, and notwithstanding anything to the contrary in Section 11.1(c), if such failure of the Non-Contributing Member to make the required Capital Contribution continues for a period of ninety (90) days following notice thereof given by the Contributing Member to the Non-Contributing Member, and the Contributing Member has not theretofore made a Shortfall Contribution or delivered a Conversion Notice pursuant to Section 3.5(c) below with respect to such Capital Contribution, then (and only in such event) the Contributing Member may treat the failure of the Non-Contributing Member to make the required Capital Contribution as an Event of Default, and the Non-Contributing Member as a Defaulting Member, under Section 11.1(c).

(c) Provided that the Contributing Member has not elected to treat the failure of the Non-Contributing Member to make the required Capital Contribution (or failure to post a Letter of Credit in circumstance where such posting would satisfy the Members’ obligations under the Capital Call Notice) as an Event of Default pursuant to Section 3.5(b) above, then with respect to any Company Loan made in connection with a Shortfall Amount, in the event that a Contributing Member shall have made a Company Loan and the Company Loan (plus all accrued and unpaid interest thereon) shall not have been repaid in full (either by the Non-Contributing Member or by the Company out of distributions to which the Non-Contributing Member would otherwise be entitled) within ninety (90) days after the making of such Company Loan, any Contributing Member may, by delivering a notice (the “Conversion Notice”) to the Non-Contributing Member at any time after the expiration of such ninety (90) day period, elect to terminate such Company Loan, convert the Company Loan to equity and have the Non-Contributing Member’s Percentage Interest reduced as set forth in clause (d) below; provided, however, that the Non-Contributing Member shall have the right during the ten (10) day period following the delivery by the Contributing Member of the Conversion Notice to repay in full the Company Loan or the unpaid portion thereof (together with all accrued and unpaid interest earned thereon), and if such repayment shall occur within such ten (10) day period, the Contributing Member shall have no further rights under this Section 3.5(c) with respect to such Company Loan.

(d) If a Contributing Member makes a Shortfall Contribution pursuant to Section 3.5(a)(i) or elects to terminate a Company Loan pursuant to Section 3.5(c) and the Non-Contributing Member shall fail to repay in full to the Contributing Member the unpaid portion of the Company Loan (plus all accrued and unpaid interest thereon) (with such amounts also treated as Shortfall Contributions) within the ten (10) day period referred to in such Section 3.5(c), then, subject to the receipt of all approvals required under Gaming Regulations (to the extent applicable at such time), the Percentage Interest of the Contributing Member shall be increased by adding to such Percentage Interest an additional percentage, stated as a fraction, the numerator of which is equal to 150% of the Shortfall Contribution and the denominator of which is equal to the sum of (i) the Existing Equity immediately prior to the making of the Capital Contributions (and/or other increases in Committed Capital) of which the Shortfall Contribution was a part, plus (ii) the aggregate Capital Contributions (and/or other increases in Committed Capital) being made in connection with which the Shortfall Contribution was made. Subject to the receipt of all approvals required under Gaming Regulations (to the extent applicable at such time), the Percentage Interest of the Non-Contributing Member shall be reduced by the percentage by which the Contributing Member’s Percentage Interest is increased pursuant to the immediately preceding sentence.

3.6 Percentage Interest Adjustment.

(a) Expansion Capital Adjustment. In the event that any Member makes any Disproportionate Contribution in respect of Required Expansion Capital expressly provided for pursuant to an Approved Development Plan and an Approved Development Budget approved by the Board on or before the eighteen (18) month anniversary of the Agreement Date, then, subject to the receipt of all approvals required under Gaming Regulations (to the extent applicable at such time), the Percentage Interests of the Members shall be adjusted automatically such that the relative Percentage Interest of each Member shall equal a percentage, stated as a fraction, the numerator of which equals such Member’s aggregate Committed Capital as of such time (including the Disproportionate Contributions, if applicable), and the denominator of which equals the aggregate Committed Capital of all the Members (including the Disproportionate Contributions, if applicable), as of such time; provided, however, that if prior to any Member making such Disproportionate Contribution there has been an adjustment made to the Members’ Percentage Interest pursuant to either Section 3.6(b) or Section 3.5(d) above, then the Members shall mutually agree upon an appropriate adjustment of each Member’s Percentage Interest as a result of such Disproportionate Contributions that takes into consideration the Members’ Percentage Interest as previously adjusted (and any Member’s commitment of Required Expansion Capital shall be conditioned upon and subject to the Members agreeing upon such adjustment).

(b) Other Capital Adjustments. Subject to Section 3.5(d) and Section 3.6(a), in the event that any Member makes any other Capital Contribution (and/or other increase in Committed Capital) in a relative amount other than in accordance with such Member’s Percentage Interest (a “Disproportionate Contribution” and, together with all Capital Contributions (and/or other increase in Committed Capital) being made as of such time, the “Disproportionate Contributions”), then, subject to the receipt of all approvals required under Gaming Regulations (to the extent applicable at such time), the Percentage Interests of the Members shall be adjusted automatically such that the relative Percentage Interest of each Member shall equal a percentage, stated as a fraction, the numerator of which equals the sum of (i) the amount of such Disproportionate Contributions (if any) made by such Member, plus (ii) the Member’s allocable share of the Existing Equity immediately prior thereto (measured by multiplying the Existing Equity by such Member’s Percentage Interest immediately prior to the making of such Disproportionate Contributions), and the denominator of which equals the sum of (x) the Disproportionate Contributions made by all of the Members in respect of which the adjustment is being made, plus (y) the Existing Equity immediately prior thereto.

3.7 Return of Capital, No Interest on Capital. Except as provided in this Agreement: (a) no Member or Assignee shall demand or be entitled to the return of any or all of its Capital Contribution or Capital Account, (b) no Member or Assignee shall withdraw any portion of its Capital Contribution, and (c) the Company shall not redeem or repurchase the Interest of any Member or Assignee. Neither a Member’s Capital Contribution nor its Capital Account shall earn interest.

3.8 Additional Members. Except as permitted in Section 11.2(b) in connection with an Event of Default and/or Section 3.9 with respect to New Equity, the Company may not issue Interests in the Company, or admit one or more recipients of such Interests as additional Members (“Additional Members”), without the consent of the Class A Members. No Additional Member shall be admitted without first obtaining all approvals and findings of suitability required under applicable Gaming Regulations. Upon the admission of any Additional Member, the Members shall amend this Agreement to the extent necessary to incorporate the terms and conditions pursuant to which such Additional Member was admitted. As a condition to being admitted to the Company, each Additional Member shall (a) execute an agreement to be bound by the terms and conditions of this Agreement (as so amended); and (b) pay all costs and expenses required in connection with obtaining all approvals and findings of suitability required under applicable Gaming Regulations for such admission.

3.9 New Financing; New Equity. Subject to Section 6.4, if, at any time, the Company requires additional capital with respect to actions or matters approved by the Board (to the extent that such approval is required under Section 6.3 or elsewhere in this Agreement), DLJMB shall have the right (but not the obligation), in its reasonable discretion without Board approval, to determine appropriate sources of such capital whether in the form of debt (other than debt convertible into equity) (“New Financing”) or equity (or debt convertible into equity) (“New Equity”) (or both); provided, however, that any such New Financing or New Equity is funded by either (a) third parties who are not Morgans’ Competitors or Affiliates of any Member, or (b) the existing Members or their Affiliates on Fair Market Terms. “Fair Market Terms” as used herein shall mean that the terms of such New Financing or New Equity either (i) have been determined by the Board to be on fair market terms, or (ii) in the case of either (x) absence of Board approval, or (y) the Board being expanded to eight (8) members, as contemplated in Section 6.1(d), have been determined by a written appraisal or fairness opinion issued to the Company by an independent nationally recognized investment banking firm (not affiliated with DLJMB unless otherwise agreed by Morgans Co.) approved by the Members to be on fair market terms (which appraisal or fairness opinion shall be subject to the review of the Members to ensure that the party providing same has followed all reasonable and appropriate procedures and methods for issuing such appraisal or fairness opinion). DLJMB agrees to provide Morgans Co. with reasonable advance notice of and consult with Morgans Co. regarding any proposed transaction involving New Financing or New Equity and further agrees to give due consideration to any advice or recommendations Morgans Co. may have in respect thereto, and upon request DLJMB shall promptly provide to Morgans Co. copies of any commitment letters, proposals, term sheets and communications and material correspondence (whether draft or final) in connection therewith. The Members that are not Defaulting Members shall have the right to participate (on a pro rata basis in accordance with their respective Percentage Interests) in connection with any New Equity transaction. For the avoidance of doubt, to the extent required pursuant to any such New Financing and/or New Equity to be raised pursuant to this Section 3.9, DLJMB shall have the right, upon reasonable prior written notice to Morgans Co. but without the need for any further consent by any other Member or other Person, to take such additional reasonable actions (including, without limitation, amending this Agreement and/or restructuring the way in which the Company holds the Company Assets) to give effect thereto (subject in all cases to Section 6.4 hereof) to the extent that such actions do not have a disproportionate adverse effect on Morgans Co. Each Party shall take such other actions as are required by Section 7.2 to carry out any transaction involving a New Financing or New Equity.

3.10 Limited Liability of Members. Except as otherwise expressly provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company.

3.11 Capital Accounts.

(a) A Capital Account shall be established for each Member in the books and records of the Company and in accordance with the provisions of this Section 3.11.

(i) To each Member’s Capital Account there shall be credited (i) such Member’s Capital Contributions, (ii) such Member’s allocable share of Net Profits and any items in the nature of income or gain that are specially allocated to such Member pursuant to Article 5 hereof or other provisions of this Agreement, and (iii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member. The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note or a Member related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c) shall not be included in the Capital Account of any Member until the Company makes a taxable disposition of the note or until and to the extent principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2).

(ii) To each Member’s Capital Account there shall be debited (i) the amount of (A) cash and (B) the Gross Asset Value of any Company assets (other than cash) distributed to such Member (other than any payment of principal and/or interest to such Member pursuant to the terms of a loan made by the Member to the Company) pursuant to any provision of this Agreement, (ii) such Member’s allocable share of Net Losses and any other items in the nature of expenses or losses that are specially allocated to such Member pursuant to Article 5 or other provisions of this Agreement, and (iii) liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii) In the event any Interest is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred Interest.

(iv) In determining the amount of any liability for purposes of subparagraphs 3.11(a) and 3.11(b) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

(v) The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Sections 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations. In the event that the Members determine to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Members may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to Article 5 hereof upon the dissolution of the Company.

(b) Within each Member’s Capital Account, separate and distinct sub-capital accounts may, in the discretion of the Board, be maintained for such Member with respect to its interest(s) in certain identified assets of, or any separate classes of interests in, the Company, which separate sub-capital accounts shall represent and constitute some or all of such Member’s Capital Account. Any such sub-capital accounts shall be maintained in a manner consistent with the manner in which Capital Accounts generally are to be maintained under this Agreement. Without limiting the generality of the foregoing, the Board shall determine, in its discretion but in a manner consistent with the terms and intent of this Agreement, the amount of all distributions, Net Profits and Net Losses (and similar tax items) relating to any such identified assets or separate classes of interests, as well as the corresponding allocations to the sub-capital accounts in respect thereof.

3.12 Classes of Interests; Voting Rights. The Membership Interests are comprised of two classes, the Class A Membership Interests (the “Class A Membership Interests”) and the Class B Membership Interests (the “Class B Membership Interests”). The holders of Class A Membership Interests who are Members of the Company shall be entitled to vote on any matter to be voted upon or approved by the Members. Except as provided by law, the holders of Class B Membership Interests who are Members of the Company shall have no right to vote on any matter to be voted on by the Members (including, without limitation, any election or removal of members of the Board), and their Class B Membership Interests shall not be included in determining the percentage of Membership Interests voting or entitled to vote on such matters.

ARTICLE 4.

DISTRIBUTIONS

4.1 Distributions Generally. Distributions of Cash Available for Distribution or Company Assets shall be made only in accordance with this Article 4 and Article 12. Fees, reimbursements and other amounts received by any Member or any Affiliates thereof pursuant to any Affiliate Agreement are not, and shall not be deemed to be, distributions pursuant to this Article 4 or Article 12.

4.2 Distributions of Cash Available for Distribution.

(a) To the extent not prohibited by the terms of any Financing, the Board may cause the Company to distribute Cash Available for Distribution to the Members at such times and in such amounts as the Board may determine in its sole discretion, provided that: (i) the Board may reserve and not distribute to the Members any portion of such Cash Available for Distribution that the Board determines necessary for any authorized use by the Company, (ii) notwithstanding any other provision of this Agreement to the contrary, the Company shall not in any event be permitted or required to make a distribution to any Member pursuant to this Agreement if such distribution would violate any nonwaivable provision of the Act or other applicable law, and (iii) any such distributions shall be made in the order of priority set forth in this Section 4.2.

(b) Cash Available for Distribution shall be distributed under this Section 4.2 among the Members as follows:

(i) First, to the DLJMB Parties, until the aggregate amount so distributed to the DLJMB Parties pursuant to this Section 4.2(b)(i) equals the lesser of (A) the sum of: (1) fifty percent (50%) of the aggregate Base Management Fees received by Morgans Co. or any Affiliate thereof as of the date of such distribution; plus (2) one hundred percent (100%) of the aggregate Annual Incentive Fees received by Morgans Co. or any Subsidiary thereof as of the date of such distribution; plus (3) fifty percent (50%) of any Management Fees received by Morgans Co. or any Affiliate thereof as of the date of such distribution in connection with the management of the gaming operations at the Hotel/Casino (to the extent Morgans Co. or any Affiliate thereof assumes responsibility therefor pursuant to the Board’s approval), or (B) the aggregate Capital Contributions made by the DLJMB Parties as of the date of such distribution, less the amount of any DLJ Consulting Fees actually paid by the Company through the applicable date;

(ii) Second, to the extent the aggregate amount previously distributed to the DLJMB Parties in Section 4.2(b)(i) is less than the aggregate Capital Contributions made by the DLJMB Parties as of the date of such distribution, then to the DLJMB Parties and the Morgans Parties, pro rata in proportion to their respective Adjusted Percentage Interests as of the date of such distribution in respect of each Capital Contribution being returned until the aggregate amount distributed to the DLJMB Parties pursuant to this Section 4.2(b)(ii) and Section 4.2(b)(i) equals the aggregate Capital Contributions made by the DLJMB Parties as of the date of such distribution;

(iii) Third, to the Morgans Parties, until the aggregate amount distributed to the Morgans Parties pursuant to Section 4.2(b)(ii) and this Section 4.2(b)(iii) equals the aggregate Capital Contributions made by the Morgans Parties as of the date of such distribution; and

(iv) Thereafter, all remaining amounts shall be distributed between the Morgans Parties and the DLJMB Parties, pro rata in proportion to their respective Percentage Interests as of the date of such distribution.

(c) All amounts distributed to the DLJMB Parties pursuant to Section 4.2(b) shall be distributed among the DLJMB Parties pro rata in proportion to each of their respective Percentage Interest as of the date of such distribution. All amounts distributed to the Morgans Parties pursuant to Section 4.2(b) shall be distributed among the Morgans Parties pro rata in proportion to each of their respective Percentage Interest as of the date of such distribution.

Notwithstanding the foregoing, if as of a distribution date there shall be an outstanding Company Loan to any Member, then any amounts otherwise payable to such Member pursuant to this Section 4.2 shall instead be paid to the applicable Contributing Member (on a pro rata basis in proportion to the respective principal amounts of the Company Loans, if there shall be more than one Company Loan outstanding to such Member), and such amounts paid to such Contributing Member shall first be applied to accrued and unpaid interest under the applicable Company Loan, and shall thereafter be applied to the outstanding principal amount of such Company Loan. For the avoidance of doubt, for purposes of this Agreement (including without limitation, the maintenance of the Members’ Capital Accounts), such amounts shall be treated as having been distributed to the Non-Contributing Member to whom such Company Loan was made.

4.3 The Right to Withhold. The Company may withhold distributions or with respect to allocations or portions thereof if it is required to do so by any applicable rule, regulation, or law, and each Member hereby authorizes the Company to withhold from or pay on behalf of or with respect to such Member any amount of federal, state, local or foreign taxes that the Tax Matters Member reasonably determines that the Company is required to withhold or pay with respect to any amount distributable or allocable to such Member pursuant to this Agreement. Any amount withheld from a distribution to a Member pursuant to this Section 4.3 shall be treated as having been distributed to such Member with respect to which such amount was withheld for all purposes under this Agreement. Any amount paid on behalf of or with respect to a Member pursuant to this Section 4.3, for which no amount was previously withheld, shall be treated as having been distributed to such Member as an advance against the next distributions that would otherwise be made to such Member, and such amount shall be satisfied by offset from such next distributions. Each Member will furnish the Tax Matters Member or Financial

Manager with such information as may reasonably be requested by the Tax Matters Member or Financial Manager from time to time to determine whether withholding is required, and each Member will promptly notify the other Members that are not its Affiliates if such Member determines at any time that it is subject to withholding.

ARTICLE 5.

ALLOCATIONS

5.1 Allocations Generally. Net Profits and Net Loss of the Company shall be determined and allocated with respect to each fiscal year of the Company as of the end of such fiscal year. Subject to the other provisions of this Article 5, an allocation to a Member of a share of Net Profits or Net Losses shall be treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing Net Profits or Net Losses.

5.2 Allocations of Net Profits and Net Losses. Subject to the other provisions of this Article 5, for purposes of adjusting the Capital Accounts of the Members, the Net Profits, Net Losses and, to the extent necessary, individual items of income, gain, loss, credit and deduction, for any fiscal year shall be allocated among the Members in a manner such that the Adjusted Capital Account of each Member, immediately after making such allocation is, as nearly as possible, equal (proportionately) to the distributions that would be made to such Member pursuant to this Agreement if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Gross Asset Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Gross Asset Value of the asset securing such liability), and the net assets of the Company were distributed in accordance with Section 4.2 to the Members immediately after making such allocation.

5.3 Allocations Upon Final Liquidation. All Net Profits or Net Loss (or individual items of either) recognized in the year of the final liquidation of the Company in accordance with Article 12 shall be allocated to the Members in such amounts and priorities that the Adjusted Capital Accounts of the Members shall, as closely as possible, equal the respective amounts that would be distributed to the Members in their capacities as such in connection with such liquidation if distributions upon final liquidation were to be made in accordance with Section 4.2.

5.4 Additional Allocation Provisions. Notwithstanding the foregoing provisions of this Article 5, the following special allocations shall be made in the following order of priority:

(a) If there is a net decrease in Company Minimum Gain during a Company taxable year, then each Member shall be allocated items of Company income and gain for such taxable year (and, if necessary, for subsequent years) in an amount equal to such Member’s share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Sections 1.704-2(g)(2), 1.704-2(f)(6) and 1.704-2(j)(2). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. This Section 5.4(a) is intended to comply with the minimum gain chargeback requirement of Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt during any Company taxable year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such taxable year (and, if necessary, subsequent years) in an amount equal to such Member’s share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Sections 1.704-2(g)(2), 1.704-2(f)(6) and 1.704-2(j)(2). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. This Section 5.4(b) is intended to comply with the partner nonrecourse debt minimum gain chargeback requirement of Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) If any Member unexpectedly receives an adjustment, allocation, or distribution of the type contemplated by Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of income and gain shall be allocated to all such Members (in proportion to the amounts of their respective deficit Adjusted Capital Accounts) in an amount and manner sufficient to eliminate the deficit balance in the Adjusted Capital Account of such Member as quickly as possible, provided that an allocation pursuant to this Section 5.4(c) shall be made only if and to the extent that such Member would have a deficit Adjusted Capital Account after all other allocations provided for in this Article 5 have been tentatively made as if this Section 5.4(c) were not in the Agreement. It is intended that this Section 5.4(c) qualify and be construed as a “qualified income offset” within the meaning of Regulations Section 1.704-1(b)(2)(ii)(d).

(d) If the allocation of Net Loss (or items of loss or deduction) to a Member as provided in Section 5.2 hereof would create or increase an Adjusted Capital Account deficit, there shall be allocated to such Member only that amount of Net Loss (or items of loss or deduction) as will not create or increase an Adjusted Capital Account deficit. The Net Loss (or items of loss or deduction) that would, absent the application of the preceding sentence, otherwise be allocated to such Member shall be allocated to the other Members in accordance with their relative Percentage Interests, subject to the limitations of this Section 5.4(d).

(e) To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Interest, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their Interests in the Company in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(f) The Nonrecourse Deductions for each taxable year of the Company shall be allocated to the Members in proportion to their Percentage Interests.

(g) The Member Nonrecourse Deductions shall be allocated each year to the Member that bears the economic risk of loss (within the meaning of Regulations Section 1.752-2) for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulations Section 1.704-2(i)(1).

(h) The allocations set forth in Sections 5.4(a) through (g) hereof (the “Regulatory Allocations”) are intended to comply with certain requirements of Regulations Sections 1.704-1(b) and 1.704-2(i), and shall be interpreted and applied in a manner consistent with such Regulations. Notwithstanding the provisions of Section 5.2, the Regulatory Allocations shall be taken into account in allocating other items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the Regulatory Allocations had not occurred.

5.5 Other Tax Provisions.

(a) For any fiscal year during which any part of a Membership Interest or Economic Interest is Transferred by a Member (or by an Assignee or successor in interest to a Member), the portion of the Net Profits and Net Loss (excluding any Net Profits or Net Loss from a sale of Company assets) of the Company that is allocable in respect of such Transferred interest shall be apportioned between the assignor and the assignee of such interest under the interim closing of the books method or such other method allowed pursuant to Section 706 of the Code and the applicable Regulations as agreed to by the Members.

(b) Except as provided in Section 5.5(c) hereof, for income tax purposes under the Code and the Regulations, each Company item of income, gain, loss, deduction and credit shall be allocated between the Members as its correlative item of “book” income, gain, loss, deduction or credit is allocated pursuant to this Article 5.

(c) Tax items with respect to Company assets that are contributed to the Company with a Gross Asset Value that varies from its basis in the hands of the contributing Member immediately preceding the date of contribution shall be allocated between the Members for income tax purposes pursuant to Regulations promulgated under Code Section 704(c) so as to take into account such variation. The Company shall account for such variation under any method approved under Code Section 704(c) and the applicable Regulations as chosen by the Tax Matters Member; provided, however, that the Tax Matters Member shall take no action that materially adversely affects the Morgans Parties without the prior written consent of Morgans Co. If the Gross Asset Value of any Company asset is adjusted pursuant to the definition of “Gross Asset Value” herein, subsequent allocations of income, gain, loss, deduction and credit with respect to such Company asset shall take account of any variation between the adjusted basis of such Company asset for federal income tax purposes and its Gross Asset Value in a manner consistent with Code Section 704(c) and the Regulations promulgated thereunder under any method approved under Code Section 704(c) and the applicable Regulations as chosen by the Tax Matters Member; provided, however, that the Tax Matters Member shall take no action that materially adversely affects the Morgans Parties without the prior written consent of Morgans Co. Allocations pursuant to this Section 5.5(c) are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member’s Capital Account or share of Net Profits, Net Losses or items thereof, or distributions pursuant to any provision of this Agreement.

(d) In the event that the Code or any Regulations promulgated thereunder require allocations of items of income, gain, loss, deduction or credit different from those set forth in this Agreement, upon the advice of the Company’s counsel or accountants, the Members shall make new allocations in reliance upon the Code, the Regulations and such advice of the Company’s counsel or accountants, and no such new allocation shall give rise to any claim or cause of action by any Member.

(e) Solely for purposes of determining a Member’s proportional share of the Company’s “excess nonrecourse liabilities” within the meaning of Regulations Section 1.752-3(a)(3), each Member’s interest in Company profits shall be such Member’s Percentage Interest.

(f) The Members acknowledge and are aware of the income tax consequences of the allocations made by this Article 5 and hereby agree to be bound by the provisions of this Article 5 in reporting their shares of Net Profits, Net Losses and other items of income, gain, loss, deduction and credit for federal, state and local income tax purposes.

(g) All matters concerning the allocations and other determinations provided for in this Article 5 and any accounting procedures not expressly provided for in this Agreement shall be determined by the Tax Matters Member in its reasonable discretion and in a manner consistent with the terms and intent of this Agreement; provided, however, that the Tax Matters Member shall take no action that materially adversely affects the Morgans Parties without the prior written consent of Morgans Co.

ARTICLE 6.

MANAGEMENT OF COMPANY

6.1 Board of Directors.

(a) The Company will generally be managed by a board of directors (the “Board”) subject to (i) the rights granted to the Manager pursuant to the Management Agreement, (ii) any authority granted by the Board to Officers of the Company (which authority the Board may revoke at any time and for any reason), (iii) the rights of DLJMB LLC set forth in Section 6.1(d) and Section 6.4, (iv) the rights of Morgans Co. set forth in Section 6.5, and (v) any provision in this Agreement that requires the Members to approve a particular Company action or decision.

(b) The Board shall initially consist of six (6) directors, of which three (3) shall be designated by DLJMB LLC and three (3) shall be designated by Morgans Co. The initial directors of the Board are set forth on Exhibit B attached hereto.

(c) A majority of the total number of directors of the Board shall constitute a quorum for a meeting of the Board; provided, however, that, prior to the occurrence of a Termination Event, a quorum shall not be deemed constituted for a meeting unless (i) an equal number of directors appointed by DLJMB LLC and Morgans Co., respectively, is present at such meeting or (ii) at least one (1) director appointed by each of DLJMB LLC and Morgans Co., respectively, is present at such meeting and the directors present at such meeting unanimously agree that the directors designated by the DLJMB Parties present at such meeting shall have an aggregate number of votes for purpose of voting at such meeting equal to the aggregate number of votes of the directors of the Morgans Parties present at such meeting. All decisions shall require the affirmative vote of a majority of the directors present at the meeting. The Board shall meet quarterly or at such other frequency as agreed by the directors of the Board at the Company’s principal offices or at such other locations as the Board may agree. Meetings of the Board may also be conducted telephonically. Any action taken at a meeting of the Board may also be taken by a resolution approved by at least two (2) directors designated by each Member whose approval is required for such action in writing or by telefax, electronic mail or other written electronic communication, without the need of any notice.

(d) Any director appointed by a Member may be removed by such Member at any time in such Member’s sole discretion. Vacancies on the Board may be appointed by the Member who appointed the departing director; provided, however, that if (i) the Management Agreement with Manager is terminated by the Company for cause (including, without limitation, as a result of a failure by Manager to meet the performance requirements set forth in Section 16.2 of the Management Agreement), (ii) none of the Morgans Parties are a Member under this Agreement, or (iii) a Morgans Change of Control shall have occurred (each, a “Termination Event”), then upon written notice to the other Members as to the names of such new directors, DLJMB LLC shall have the right to immediately expand the Board to eight (8) directors and appoint two (2) new directors selected by DLJMB LLC in its sole discretion.

(e) The Company shall pay the reasonable out-of-pocket costs and expenses incurred by each of the directors of the Board in connection with the performance of his or her duties as a director, including, without limitation, reasonable out-of-pocket costs and expenses incurred in connection with attendance at meetings and applications required to be filed by such directors under the Gaming Regulations.

(f) The appointment of any director shall be subject to Gaming Regulations (to the extent applicable at such time). If any Person designated as a director is found to be an Unsuitable Person, the Member appointing such director shall immediately take all action necessary to cause the removal of such Unsuitable Person as a director.

6.2 Officers. The Board may appoint such officers of the Company and its Subsidiaries as it determines desirable and provided such appointment is consistent with the

Approved Operating Plan (each, an “Officer” and collectively, “Officers”). Officers shall only have the powers and duties delegated to them by the Board. Any such delegation by the Board shall require the affirmative vote of the directors pursuant to Section 6.1(c), and may be revoked at any time by the affirmative vote of the directors. Any Officer who is an Unsuitable Person shall automatically be removed from office.

6.3 Required Board Decisions. Subject to Sections 6.4 and 6.5, the following matters shall be subject to the review and approval of the Board notwithstanding anything to the contrary contained in this Agreement:

(a) The employment, termination and compensation of Key Employees;

(b) Approval of the Proposed Operating Plan as an Approved Operating Plan and any amendment of the Approved Operating Plan;

(c) Initiation or settlement of any material litigation;

(d) Preparation of annual financial statements and the filing of any material return or other document relating to income tax of the Company;

(e) Any capital expenditures not contemplated by the Approved Operating Plan;

(f) Any decision as to whether any proposed development, expansion or renovation project or capital expenditures project is an Approved Development Project (other than the Expansion Project), any amendment, modification or supplement of or to the Approved Development Budget or the Approved Development Plans; and any decision to postpone, cancel, or materially delay the commencement of any Approved Development Project;

(g) Any other material construction work relating to the Hotel/Casino or other Company Assets;

(h) The selection of the material contractors for any Approved Development Project or other material construction work which involves an amount in excess of One Hundred Thousand Dollars ($100,000) per annum (subject to an annual increase by the percentage increase in the Index since January 1 of the prior calendar year);

(i) The formation of any direct or indirect Subsidiaries of the Company, the issuance of any interest, stock or other securities by any direct or indirect (existing or future) Subsidiary of the Company and the sale of any interest, stock or other securities in any direct or indirect (existing or future) Subsidiary of the Company;

(j) Any acquisition, sale, or disposition in one transaction or a series of related transactions of any Company Asset(s), including, without limitation, any sale of any real property or gaming assets and the sale, assignment, franchise, licensing, sub-licensing or similar transfer of intellectual property assets, (excluding, however, dispositions of immaterial assets, FF&E, goods and inventory in the ordinary course of business of the Hotel/Casino and otherwise consistent with the Approved Operating Plan);

(k) Any (i) partnership or joint venture between the Company or any of its Subsidiaries and any other Person, (ii) acquisition by the Company or any of its Subsidiaries in one transaction or a series of related transactions of any additional real property and outside the scope of the Approved Operating Plan; and (iii) merger or consolidation of the Company or any of its Subsidiaries with, or other transfer or sale of substantially all of the Company’s or such Subsidiary’s assets to, any other Person;

(l) Any entry into, material amendment of or termination of any material contract;

(m) Any amendment, modification or termination of the Casino Sublease or any entry into or amendment to a successor casino lease, casino operating agreement or similar agreement with any other Person;

(n) Any entry into (and/or recordation against the Company Assets of) any agreement, encumbrance, covenant, easement, lien, restriction, CC&R or other instrument that materially affects or encumbers title to any of the Company Assets (subject to DLJMB LLC’s rights in Section 6.4 below to enter into a New Financing).

(o) Any distributions and calculations in connection with any action taken under clauses (j) or (k);

(p) Any material modification to the manner in which Capital Accounts or any debits or credits thereto are calculated;

(q) The filing of any petition in bankruptcy or reorganization or instituting any other type of bankruptcy, reorganization or insolvency proceeding with respect to the Company or any of its Subsidiaries, consenting to the institution of involuntary bankruptcy, reorganization or insolvency proceedings with respect to the Company or any of its Subsidiaries, the admission in writing by the Company or any of its Subsidiaries of its inability to pay its debts generally as they become due or the making by the Company or any of its Subsidiaries of a general assignment for the benefit of its creditors;

(r) Any notices or applications to, meetings with, or other communications, with the Gaming Authorities;

(s) Any decision to call for or require additional Capital Contributions from the Members, other than any decision to call (i) Required Expansion Capital pursuant to Section 3.4(a) or to call Necessary Capital pursuant to Section 3.4(b) after such capital has been approved by the Board, and (ii) Operating Capital which may be made by DLJMB alone pursuant to Section 3.4(b); and

(t) Any other decisions, consents, approvals or other actions by, on behalf of, or with respect to the Company or any Subsidiary of the Company, the Hotel/Casino or

the other Company Assets or Company businesses that are not authorized to be taken or made by (x) any Member alone, pursuant to the terms of this Agreement or (y) the Manager pursuant to the Management Agreement or the Technical Services Agreement.

6.4 DLJMB LLC Decisions. Notwithstanding anything to the contrary contained in this Agreement (including Sections 6.1 and 6.3), the following matters shall not be subject to the approval of the Board, any Morgans Party or any other Member and all decisions relating to the following matters may be made on behalf of the Company by DLJMB LLC, in DLJMB LLC’s sole discretion:

(a) subject to Section 3.9, entering into any New Financing, and all decisions relating to the terms and conditions thereof;

(b) subject to Section 3.9, any issuance of new Interests in exchange for New Equity to the extent the Company requires the proceeds of such New Equity to fund the applicable Approved Operating Plan and/or any applicable Approved Development Budgets, and all decisions relating to the terms and conditions of such New Equity; and

(c) subject to Section 7.3, any initial public offering of the Company’s common stock (and the conversion of the Company to a “C” corporation to facilitate such offering), and all decisions relating to the terms and conditions of such initial public offering;

provided, however, that in the case of clauses (a) through (c), (i) any such transaction does not have a disproportionate adverse effect on the Morgans Parties, other than as a result of any failure by the Morgans Parties to make a Capital Contribution or the differing Percentage Interests, Capital Contributions or Capital Accounts of the Morgans Parties (as compared to the DLJMB Parties), (ii) any such transaction is conducted on an arm’s length basis on fair market terms, and (iii) the primary purpose or effect of any such transaction is not to diminish or impair or have a disproportionate adverse effect upon the Morgans Parties’ rights hereunder, economic or otherwise, or the value of the Morgans Parties’ Interests. Unless approved by Morgans Co., any such transaction entered into on behalf of the Company by DLJMB LLC which is not in accordance with the proviso in the immediately preceding sentence shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to its other rights and remedies at law and in equity, the Morgans Parties shall be entitled to injunctive relief enjoining any prohibited action. The Members expressly acknowledge that damages at law would be an inadequate remedy for a breach or threatened breach of the restrictions on any such transaction set forth herein.

6.5 Morgans Decisions. Notwithstanding anything to the contrary contained in this Agreement (including Sections 6.1 and 6.3), if DLJMB LLC elects to expand the Board to eight (8) directors after a Termination Event in accordance with Section 6.1(d), then the following actions of the Company, directly on behalf of the Company, or indirectly on behalf of any Subsidiary of the Company, shall be subject to the approval of both Morgans Co. and DLJMB LLC: any actions requiring Board approval under Section 6.3(s); any expansion to the scope of the Company’s business under Section 2.4; any action requiring Member approval under Section 6.6 or Article 9; the origination of a loan or extension of any credit by the Company other than in the ordinary course of business; or any amendment to this Agreement, except as provided in Section 3.9.

6.6 Affiliate Transactions. Except as otherwise provided herein, (a) the entry into, or amendment or modification of, agreements (i) between the Company (or any Subsidiary of the Company) and any Member or Affiliate of a Member, or (ii) between any Member and a third party with respect to the Company (or any Subsidiary of the Company) and which provides any economic benefit to such Member or any Affiliate of such Member (in each case, an “Affiliated Counterparty”) shall be subject to the approval of all of the Members other than any Member that is, or whose Affiliate is, the Affiliated Counterparty, (b) any consents or approvals on behalf of the Company (or any Subsidiary of the Company) requested by a Member, its Affiliate or the Affiliated Counterparty under any such agreement shall be (x) consistent with the Approved Operating Plan, (y) disclosed in advance in writing to the Board, and (z) made by the Members other than any Member that is, or whose Affiliate is, the Affiliated Counterparty, and (c) any action relating to the exercise by the Company (or any Subsidiary of the Company) of any rights or remedies against any Affiliated Counterparty for a default or event of default by such Affiliated Counterparty may be taken with the approval of Members holding a majority of the Membership Interests then held by Members other than any Member that is, or whose Affiliate is, the Affiliated Counterparty. Without limiting the foregoing, with respect to the Management Agreement and the Technical Services Agreement, the Members acknowledge and agree that DLJMB LLC shall have sole authority (without the need of the consent of any other Member or the approval of the Board) as to whether the Company or its applicable Subsidiary should exercise any right of termination that may be available under the Management Agreement or the Technical Services Agreement. Notwithstanding the foregoing, this Section 6.6 shall not be applicable to (A) the Initial Acquisition Financing or any New Financing obtained by the Company to the extent such Financing is obtained from an Affiliate of DLJMB; or (B) any Letter of Credit posted, or any reimbursement of a drawing under a Letter of Credit, in accordance with Section 3.4.

6.7 Proposed Operating Plan.

(a) Preparation of Company Operating Plan. Prior to the Agreement Date, Morgans Co. has prepared, or has caused Manager to prepare, an operating plan and budget for the first Operating Year and delivered it to the Board for their review and approval. On or before December 1 of each Operating Year thereafter, Morgans Co., for so long as Morgans Co. or one of its Affiliates is the Manager, shall prepare, or cause Manager to prepare, and deliver to the Board for their review and approval, a proposed operating plan (the “Proposed Operating Plan”) for such upcoming Operating Year, which shall include the information and shall be organized in the manner described on Exhibit C.

(b) Approval of Company Operating Plan. The Board shall review the Proposed Operating Plan and shall provide Morgans Co. and Manager with any comments and objections to such Proposed Operating Plan in writing, in reasonable detail, within thirty (30) days after receipt of the Proposed Operating Plan. After submission of the Proposed Operating Plan to the Board, Morgans Co. covenants and agrees, for so long as Morgans Co. or one of its Affiliates is the Manager, to cooperate with the Board in facilitating the Board’s review of the Proposed Operating Plan and responding to all questions and comments regarding same. If the Board objects to any portion of the Proposed Operating Plan in accordance with this Section 6.7(b), the Board shall meet within fourteen (14) days after Morgans Co. receipt of such objections to discuss such objections with Morgans Co., and then Morgans Co. (or Manager) shall submit written revisions to the Proposed Operating Plan within five (5) days following such discussion. The Members shall use good faith efforts to reach an agreement on the Proposed Operating Plan prior to January 1 of the applicable Operating Year. The Proposed Operating Plan (as modified to address the comments and objections of the Board) shall only be deemed the “Approved Operating Plan” for an Operating Year when the Board has expressly agreed to approve same pursuant to the procedures under Section 6.1(c) or reached resolution pursuant to Section 6.7(c) hereof.

(c) Resolution of Disputes for Company Operating Budget. If the Board cannot reach a final agreement on the Proposed Operating Plan for an Operating Year by January 1 of such Operating Year, the Board may elect to approve certain portions of such Proposed Operating Plan that are not in dispute in which case the approved portions shall become effective on January 1 of such Operating Year and the matter(s) in dispute may be submitted by either Class A Member to the Expert for resolution in accordance with Section 17.3(a)(ii). Pending the resolution of such dispute, the prior Approved Operating Plan shall govern the items in dispute, except that the budgeted expenses provided for such item(s) in the prior Approved Operating Plan shall be increased by the percentage increase in the Index from January 1 of the Operating Year of the prior Approved Operating Plan to January 1 of the upcoming Operating Year. If any item in dispute concerns a line item of expense and is submitted for resolution by the Expert in accordance with Section 17.3(a)(ii), the Expert shall be charged solely with determining whether operating or maintaining the Company Assets in accordance with the standards required in the Management Agreement or any other standards promulgated by the Board from time to time, as applicable, requires such expenditure or whether such expenditure is otherwise required under this Agreement or applicable law. If any item in dispute concerns a line item of revenue and is submitted for resolution by the Expert in accordance with Section 17.3(a)(ii), the Expert should be charged solely with determining whether such revenue item is reasonable in light of (A) current and expected market conditions reasonably anticipated to affect the operation of the Hotel/Casino or other Company Assets for the subject Operating Year, (B) the historical performance of the Company Assets, and (C) any other factors the Expert determines to be relevant under the circumstances. Upon the resolution of any such dispute (whether by agreement of the Members or through the procedures described in Section 17.3(a)(ii)), such resolution shall control as to such item(s).

6.8 Class B Membership Interests. Notwithstanding anything contained herein to the contrary, in no event shall any Class B Member have any right to vote or approve any decision, action or inaction on the part of the Company, including the conversion, consolidation or merger of the Company. Each Class B Member hereby grants to its Affiliated Class A Member an irrevocable power of attorney coupled with an interest, to execute any documents on such Class B Member’s behalf to effectuate any decisions of the Board.

6.9 Limitation of Liability; Indemnification.

(a) Exculpatory Provisions. Neither the Members nor the Affiliates, agents, officers, partners, employees, representatives, directors, members or shareholders of any Member, Affiliate or the Company (collectively, the “Indemnitees”) shall be liable, responsible, or accountable, in damages or otherwise, to the Company or any Member thereof for doing any act or failing to do any act, the effect of which may cause or result in loss or damage to the Company or such Member if: (i) the act or failure to act of such Indemnitee was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in the best interest of the Company, and (ii) the conduct of such Person did not constitute fraud, willful misconduct, gross negligence or a material breach of, or default under, this Agreement. Notwithstanding the foregoing, in no event shall this Section 6.9 relieve any Indemnitee of any contractual liabilities, obligations, or responsibilities otherwise arising from or in connection with any agreement between the Indemnitee and the Company.

(b) Indemnification. The Company shall indemnify and hold harmless any Indemnitee to the greatest extent permitted by law against any liability or loss as a result of any claim or legal proceeding by any Person (including by or through the Company and/or any Member) relating to the performance or nonperformance of any act concerning the activities of the Company if: (i) the act or failure to act of such Indemnitee was in good faith, within the scope of such Indemnitee’s authority and in a manner it reasonably believed to be in the best interest of the Company, and (ii) the conduct of such Person did not constitute fraud, willful misconduct, gross negligence or a material breach of, or default under, this Agreement. The indemnification authorized by this Section 6.9 shall include any judgment, award, settlement, the payment of reasonable attorneys’ fees and other expense (not limited to taxable costs) incurred in settling or defending any claims, threatened action or finally adjudicated legal proceeding. Notwithstanding the foregoing, in no event shall any Indemnitee be entitled to indemnification under this Agreement with respect to any of the Indemnitee’s contractual liabilities, obligations, or responsibilities otherwise arising from or in connection with any agreement between the Indemnitee and the Company.

(c) Advancing Funds. From time to time, as requested by an Indemnitee hereunder, such attorneys’ fees and other expenses shall, in the case of the Members and their Affiliates, and may, in the discretion of the Members with respect to Indemnitees other than the Members and their Affiliates (taking into account, among other things, the availability of security for any repayment obligation on the part of the Indemnitee) be advanced by the Company prior to the final disposition of such claims, actions or proceedings upon receipt by the Company of an undertaking by or on behalf of such Indemnitee eligible to be indemnified to repay such amounts if it shall be determined that such Indemnitee is not entitled to be indemnified as authorized in this Section 6.9.

(d) Availability of Funds. Any indemnification provided hereunder shall be satisfied first out of assets of the Company as an expense of the Company. In the event the assets of the Company are insufficient to satisfy the Company’s indemnification obligations, the Members shall, for indemnification of the Members or their Affiliates, and may (in their sole discretion), for indemnification of Indemnitees other than the Members or their Affiliates, require the Members to make further Capital Contributions to satisfy all or any portion of the indemnification obligations of the Company pursuant to this Section 6.9 in connection with any liabilities arising from any and all claims or legal proceedings of which any Member receives notice or otherwise becomes aware at any time during the term of the Company or prior to the expiration of four (4) years following the dissolution of the Company. Each Member shall give the other Member timely written notice of any such actions of which it becomes aware, with such notice hereby referred to as a “Capital Call Indemnification Notice,” and shall otherwise follow generally the procedures set forth in Section 3.4(b) relating to Necessary Capital. In such event, each Member shall make Capital Contributions in respect of its share of any such indemnification required to be made in accordance with this Section 6.9(d).

(e) No Other Beneficiaries. The provisions of this Section 6.9 are for the benefit of the Indemnitees and shall not be deemed to create any rights for the benefit of any other Person.

(f) Defining Duties. To the maximum extent permitted by law, except to the extent expressly provided in this Agreement, none of the members of the Board, none of the Members, nor any Affiliate of any of the Members, or any officer, member, director, shareholder, employee, partner or agent of any of the foregoing Members or Affiliates (each, a “Responsible Party”) shall owe any duties (including fiduciary duties) to the Company or any other Member other than to act in accordance with the implied contractual covenant of good faith and fair dealing. The parties hereto acknowledge and agree that any such Responsible Parties acting in accordance with this Agreement shall be deemed to be acting in compliance with such implied contractual covenant, and shall not be liable to the Company, any Member, or any other Person that is a party to or is otherwise bound by this Agreement for such good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they expand, restrict or eliminate the duties and liabilities of a Responsible Party otherwise existing at law or in equity, are agreed by all parties hereto to modify such other duties and liabilities to the greatest extent permitted under applicable law.

(g) Survival. The provisions of this Section 6.9 shall survive the termination of this Agreement.

6.10 DLJMB Consulting Fee. The Company shall pay DLJMB LLC (or its designee) a consulting fee of $250,000 each quarter (on January 1, April 1, July 1 and October 1 of each year) in advance (the “DLJ Consulting Fee”). The first DLJ Consulting Fee shall be due and payable on the Agreement Date (and pro rated to the extent of a partial quarter). The DLJ Consulting Fee shall be payable at all times unless and until DLJMB Transfers more than fifty percent (50%), in the aggregate, of its Membership Interest to a third party (not an Affiliate of DLJMB). In the event that the Company is not permitted to pay the DLJ Consulting Fee when required by this Section 6.10 (pursuant to the terms of any financing or other agreement approved by the Board), then the payment of such fee shall be deferred until such time as it may be permitted under any such agreement.

6.11 Expansion Project. The Members acknowledge and agree that the timely completion of the Expansion Project is critical to the success of the Company. The Members covenant and agree to use good faith and diligent efforts (a) to cooperate with each other to finalize the Approved Development Plans and Approved Development Budget, in connection with the Expansion Project, consistent with the cost parameters contemplated in Exhibit D, and (b) to cause timely commencement and completion of the Expansion Project (as the same may be modified by the Board from time to time).

ARTICLE 7.

COVENANTS

7.1 Gaming Operations. An Affiliate of the Company has entered into the Casino Sublease with an Affiliate of Golden Gaming, Inc. in connection with the gaming operations at the Hotel/Casino. Morgans Co. covenants and agrees to use commercially reasonable efforts to obtain all appropriate gaming licenses and approvals from the Gaming Authorities to the extent necessary to permit Manager (or an Affiliate of Manager) to manage the gaming operations at the Hotel/Casino, if Morgans (or its Affiliate) is approved by Lender as the gaming operator for the Hotel/Casino. At such time as Manager (or another Affiliate of Morgans Co.) has obtained all licenses and approvals required to manage the gaming operations, Morgans Co. or one of its Affiliates shall have the right to make a formal proposal to the Board to take over management of the gaming operations at the Hotel/Casino. In addition, the DLJMB Parties and Morgans Co. each covenant and agree to use commercially reasonable efforts to obtain all appropriate gaming licenses and approvals for the Company or one of its Subsidiaries to hold an ownership interest in or receive revenues and profits from such gaming operations, at which time the Board shall be entitled, in its discretion, to have the Company (or a Subsidiary of the Company) control the gaming operations (subject to any management arrangement approved by the Board with Manager, an Affiliate of Manager or a third party); provided, however, that (i) no DLJMB Party or its Affiliates, other than DLJMB LLC and its members (i.e. the investment committee of DLJMB Partners), or, alternatively, such of those members who, based on the advice of both Snell & Wilmer, L.L.P. and Brownstein Hyatt Farber Schreck, are required to so file gaming applications in connection with obtaining such gaming approvals and licenses, shall be required to submit an application for any gaming license or approval pursuant to the terms of this Agreement; and (ii) if the relevant Gaming Authorities impose conditions or restrictions that either Morgans Co. or DLJMB LLC believe are not acceptable (in their sole discretion), then the applicable DLJMB Party and/or the applicable Morgan Party (or their respective Affiliates, if applicable) may withdraw any such application (any such event, a “Gaming Withdrawal”). Upon the occurrence of any Gaming Withdrawal, the Board may (i) seek to extend the term of the Casino Sublease, (ii) find another casino operator on substantially similar terms and conditions as the Casino Sublease, or (iii) if Morgans Co. or one of its Affiliates (the “Morgans Gaming Company”) has received all necessary approvals from the Gaming Authorities, as contemplated above, the Board may elect to cause an Affiliate of the Company to enter into a casino lease with the Morgans Gaming Company on terms substantially similar to the Casino Sublease and operate the casino pursuant to such lease.

7.2 Further Assurances regarding New Financing or New Equity. Subject to Sections 3.9 and 6.4, each Party shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other Party reasonably may request in order to carry out any transaction involving New Financing or New Equity (including, without limitation, amending this Agreement to permit the holder of any New Equity to receive the rights and benefits of a “Member” under this Agreement). Without limiting the generality of the foregoing, the Parties agree to provide, on a joint and several basis (to the extent required), any customary non-recourse (“bad boy”) assurances that any lender or other financing source in connection with any New Financing may request; provided, that the Parties shall enter into an agreement with substantially the same terms as Section 15.4 governing each Party’s liabilities to the other with respect to such assurances. Other guarantees shall be provided by the Parties in accordance with their participation in the New Financing.

7.3 Piggyback Registration Rights; Initial Public Offering. In the event DLJMB elects to convert the Company to a “C” corporation (the “Listing Vehicle”) to facilitate an initial public offering of the common stock of the Company, the Members agree to take all actions reasonably necessary to convert the Company into a Listing Vehicle. Subject to Section 6.6, the underwriters for any such initial public offering shall be selected by DLJMB and shall be reasonably acceptable to the Board. All shareholders of the Listing Vehicle proposing to distribute their shares through such underwriting shall (together with the Listing Vehicle) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. All Registration Expenses incurred in connection with an initial public offering shall be borne by the Listing Vehicle. All Selling Expenses incurred in connection with such initial public offering shall be borne by the selling stockholders pro rata in proportion to the shares sold by each stockholder. Notwithstanding any other provision of this Section 7.3, if the underwriter advises the Board in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Board shall so advise the Members, and the number of shares that may be included in the underwriting shall be allocated among the Members in proportion (as nearly as practicable) to the amount of shares owned and requested to be registered by each such holder.

7.4 General. The parties hereto acknowledge and agree that, except as otherwise provided in this Agreement and the Management Agreement, (i) any Member and its Affiliates may engage in or possess an interest in any business venture of any nature or description, independently or with others, which business venture may be the same as, similar to or dissimilar to the business of the Company, and neither the Company nor any Member shall have any rights by virtue of this Agreement in and to such independent ventures or the income or profits derived therefrom, and the pursuit by such Member (or such Affiliate of such Member) of any such venture, even if competitive with the business of the Company, shall not be deemed wrongful or improper, and (ii) neither such Member nor any Affiliate of such Member shall be obligated to present any particular investment opportunity to the Company which it obtains solely independent of its involvement with the Company even if such opportunity is of a character which, if presented to the Company, could be taken by the Company or which, absent this provision, would have to be presented to the Company, and such Member (or such Affiliate of such Member) shall have the right to take it for its own account (individually, or as a member, partner, member or fiduciary) or to recommend to others any such particular investment opportunity; provided, that in no event shall such Member (or any Affiliate of such Member) be permitted to use any trade secrets, information, observations or data concerning the business or affairs of the Company and its Subsidiaries obtained by such Member (or any agent, representative or Affiliate of such Member) in its capacity as a Member for purposes other than solely in connection with the business of the Company.

ARTICLE 8.

BOOKS AND RECORDS; ACCOUNTING; TAX ELECTIONS

8.1 Company Books. For so long as an Affiliate of Morgans Co. is the Manager, Morgans Co. shall cause to be kept at its principal place of business or at the Hotel/Casino, or at such other location as the Board shall reasonably deem appropriate, full and proper ledgers, other books of account, records of all receipts and disbursements, other financial activities, and the internal affairs of the Company in accordance with GAAP, for at least the current and past four (4) fiscal years, and such other records as the Company shall be required to maintain pursuant to applicable law. Morgans or any successor Manager is referred to for purposes of this Article 8 as the “Financial Manager”.

8.2 Delivery of Records. Upon the reasonable written request of any Member for any purpose (which request shall be made by any Member no more frequently than once every quarter), the Financial Manager shall deliver to such requesting Member (or, to the extent so directed, to its agent or attorney) a copy of any of the following information provided that such information is in the Financial Manager’s possession or under its control, to the extent such request is in writing and to the extent (i) the requesting Member or its Affiliates do not have the requested materials in their possession or control, and (ii) such materials are not available for review by the Members at the Hotel/Casino:

(a) reasonably detailed information regarding the general status of the business and financial condition of the Company (including, without limitation, the annual financial reports and all supporting calculations and information for such reports);

(b) promptly after becoming available, a copy of the Company’s federal, state and local income or information tax returns for the year;

(c) a current list of the name and last known business, residence or mailing address of each Member;

(d) a copy of this Agreement, as amended, and Certificate, together with executed copies of any written powers of attorney pursuant to which this Agreement, as amended, and the Certificate have been executed; and

(e) reasonably detailed information regarding the amount of cash and the agreed value of any other property or services contributed by each Member and which each Member has agreed to contribute in the future, and the date on which each became a Member.

8.3 Inspection. A Member (personally or through an authorized representative) may inspect and copy (at such Member’s own cost and expense) the books and records of the Company maintained by the Financial Manager during reasonable business hours following reasonable advance written notice from the requesting Member.

8.4 Reports and Tax Information. The Financial Manager shall endeavor, at the expense of the Company, to send to each Member (and/or Assignee), within one hundred twenty (120) days after the end of each tax year (or as soon as reasonably practicable thereafter in light of any delays in obtaining such information as the Financial Manager deems necessary or advisable therefor), the information reasonably necessary for such Member (and/or Assignee) to complete its federal, state and local income tax or information returns with respect to its Interest in the Company. The Financial Manager shall retain, subject to the approval of the Board, professional tax advisors to assist in the preparation of such information. The Tax Matters Member (as defined below) shall oversee the activities of the Financial Manager relating to such provision of reports and tax information.

8.5 Tax Elections. The Financial Manager shall have the right to make recommendations to the Tax Matters Member from time to time concerning any federal, state or local tax elections that it may deem necessary or appropriate. The Tax Matters Member shall consider any such recommendations in good faith and shall reasonably consult with the Financial Manager regarding such recommendations. The Tax Matters Member shall, without consent of any other Member other than Morgans during such period that Morgans is the Financial Manager (and which consent of Morgans shall not be unreasonably withheld, delayed or conditioned) make any and all such elections including, without limitation, any election, if permitted by applicable law: (i) to make the election provided for in Code Section 6231(a)(1)(B)(ii); (ii) to adjust the basis of Company Assets pursuant to Code Sections 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with Transfers of Interests and Company distributions; (iii) with the consent of all of the Class A Members, to extend the statute of limitations for assessment of tax deficiencies against the Members with respect to adjustments to the Company’s federal, state or local tax returns; and (iv) to the extent provided in Code Sections 6221 through 6231 and similar provisions of federal, state or local law, to represent the Company and the Members before taxing authorities or courts of competent jurisdiction in tax matters affecting the Company or the Members in their capacities as Members, and to file any tax returns and execute any agreements or other documents relating to or affecting such tax matters, including agreements or other documents that bind the Members with respect to such tax matters or otherwise affect the rights of the Company and the Members. Notwithstanding the foregoing, the Tax Matters Member shall not, without consent of Morgans Co., take any action with respect to the foregoing that would materially adversely affect Morgans Co. or any of its Affiliates.

8.6 Tax Matters Member. DLJMB is hereby designated as the “Tax Matters Member” pursuant to the requirements of Section 6231(a)(7) of the Code.

8.7 Accounting; Fiscal Year and Audited Financial Statements. Subject to Code Section 448, the books of the Company shall be kept in accordance with GAAP, or on such other method of accounting for tax and financial reporting purposes as may be determined by the Board. The fiscal year of the Company shall end on December 31 of each year, or on such other date permitted under the Code as the Board shall determine (the “Fiscal Year”). The Financial Manager shall endeavor, at the expense of the Company, to cause the Company, within one hundred and twenty (120) days after the end of each Fiscal Year (or, to the extent applicable, within the time period required by the rules and regulations of the SEC), to prepare financial statements for the Company for such Fiscal Year in accordance with GAAP. The Company shall cause such annual financial statements to be audited by and reported upon by independent public accountants of recognized national standing.

ARTICLE 9.

TRANSFERS OF AND ENCUMBRANCES ON MEMBERSHIP INTERESTS

9.1 General.

(a) Transfers Prohibited. No Member or Assignee may Transfer all or any portion of its Interest (or beneficial interest therein) to any Person other than in accordance with the terms and conditions of this Article 9 without the prior written consent of all of the Class A Members (which consent may be given or withheld, or made subject to such conditions as are determined by the Class A Members, in such Members’ sole discretion). Except as provided in the last paragraph of Section 9.3(f) and Section 17.1, any purported Transfer which is not in accordance with the terms and conditions of this Agreement shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to other rights and remedies at law and in equity, the other Members shall be entitled to injunctive relief enjoining the prohibited action. Except as provided in the last paragraph of Section 9.3(f) and Section 17.1, the Members expressly acknowledge that damages at law would be an inadequate remedy for a breach or threatened breach of the restrictions against Transfers set forth in this Agreement.

(b) Encumbrances Prohibited. No Member or Assignee may Encumber all or any portion of its Interest (or any beneficial interest therein) unless (i) all of the Class A Members consent in writing thereto, which consent may be given or withheld, or made subject to such conditions as are determined by all such Class A Members, in such Members’ sole discretion; and (ii) such Member or Assignee obtains all approvals required under applicable Gaming Regulations. Any purported Encumbrance which is not in accordance with this Agreement shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to other rights and remedies at law and in equity, the other Members shall be entitled to injunctive relief enjoining the prohibited action. The Members expressly acknowledge that damages at law would be an inadequate remedy for a breach or threatened breach of the foregoing restrictions.

9.2 Indirect Transfers.

(a) DLJMB Upper Tier Transfers. If any DLJ Fund or other equity holder in any DLJ Intermediate Subsidiary (including any DLJ Intermediate Subsidiary that Transfers equity interests of any Member, a “DLJ Upper Tier Holder” or “DLJ UTH”) Transfers the equity interests of such DLJ Intermediate Subsidiary or Member, then for purposes of this Article 9, the holder of such equity interests shall be deemed to Transfer the Interest it owns indirectly through the DLJMB Parties. The percentage of the Interest such DLJ UTH shall be deemed to Transfer shall be determined by multiplying (i) the percentage of the equity interests in the DLJ Intermediate Subsidiary the DLJ UTH Transfers by (ii) the DLJ Intermediate Subsidiary’s percentage interest in the DLJMB Parties by (iii) the aggregate Percentage Interest held by such DLJMB Parties. By way of example, assume a DLJ UTH intends to Transfer fifty percent (50%) of the equity interests in a DLJ Intermediate Subsidiary, and such DLJ Intermediate Subsidiary holds a fifty percent (50%) interest in a DLJMB Party. Also assume that such DLJMB Party holds a forty percent (40%) Percentage Interest in the Company. Based on such assumptions, for purposes of this Article 9, such DLJ UTH would be deemed to Transfer an aggregate ten percent (10%) Percentage Interest in the Company.

(b) Morgans Lower Tier Transfers. If at any time Morgans Co. and Morgans are not the sole Morgans Parties and Morgans Co., Morgans or other equity holder in any Morgans Intermediate Subsidiary (including any Morgans Intermediate Subsidiary that transfers equity interests of any Member, a “Morgans Lower Tier Holder” or “Morgans LTH”) Transfers the equity interests of such Morgans Intermediate Subsidiary or Member, then for purposes of this Article 9, the holder of such equity interests shall be deemed to Transfer the Interest it owns indirectly through the Morgans Parties. The percentage of the Interest such Morgans LTH shall be deemed to Transfer shall be determined by multiplying (i) the percentage of the equity interests in the Morgans Intermediate Subsidiary the Morgans LTH Transfers by (ii) the Morgans Intermediate Subsidiary’s percentage interest in the Morgans Parties by (iii) the aggregate Percentage Interest held by such Morgans Parties. By way of example, assume a Morgans LTH intends to Transfer fifty percent (50%) of the equity interests in a Morgans Intermediate Subsidiary, and such Morgans Intermediate Subsidiary holds a fifty percent (50%) interest in a Morgans Party. Also assume that such Morgans Party holds a twenty percent (20%) Percentage Interest in the Company. Based on such assumptions, for purposes of this Article 9, such Morgans LTH would be deemed to Transfer an aggregate five percent (5%) Percentage Interest in the Company.

9.3 Permitted Transfers.

(a) Expiration of the Lock-Out Period. Notwithstanding the provisions of Section 9.1 and subject to Section 9.3(f), and subject to the right of first offer set forth in Section 9.4, after the Lock-Out Period expires, any Member may Transfer its Interest, and any DLJ UTH or Morgans LTH may Transfer its Indirect Interest to any Person, provided that, notwithstanding anything to the contrary in this Article 9, (x) no Transfer by a Member, DLJ UTH or Morgans LTH shall be made to Persons who are Unsuitable Persons and (y) no Transfer shall be made to a Morgans’ Competitor if, following such Transfer, either (i) the Management Agreement shall remain in full force and effect or (ii) any Morgans Party shall remain a Member of the Company.

(b) Transfers to Subsidiaries. Notwithstanding the provisions of Section 9.1, and subject to Section 9.3(f), any Member, DLJ UTH or Morgans LTH may, without the consent of any Class A Member or any other Member, assign all or any portion of its Interest or Indirect Interest to a Subsidiary of the DLJ Funds (in the case that the transferor is a DLJMB Party or a DLJ UTH) or a Subsidiary of Morgans Co. (in the case that the transferor is a Morgans Party or a Morgans LTH) so long as such Subsidiary remains a Subsidiary of the Person making the Transfer (or deemed to make a Transfer pursuant to Section 9.2) (in each case, a “Subsidiary Transfer”). If any Member (or Assignee thereof), DLJ UTH or Morgans LTH Transfers all or any portion of its Interest or Indirect Interest (or beneficial interest therein) to a Subsidiary pursuant to this Section 9.3(b) and at any time thereafter such Subsidiary ceases to be a Subsidiary of a DLJ Fund or Morgans Co., as applicable, then such transferor (or its affiliated Member) and such transferee shall be in material breach of this Agreement with respect to all Interests held (directly or indirectly) by either of them in the Company.

(c) Transfers to Affiliated Members. Notwithstanding the provisions of Section 9.1, and subject to Section 9.3(f), any Class B Member may, without the consent of any Class A Member or any other Member, assign all or any portion of its Class B Membership Interest to any Person that is (i) at such time already a Member of the Company; and (ii) an Affiliate of the transferring Class B Member (in each case, an “Affiliate Transfer” and, together with a Subsidiary Transfer, an “Intracompany Transfer”).

(d) Morgans Parent Transfer. Notwithstanding any contrary provision in this Article 9 or elsewhere in this Agreement, a transaction resulting in a Morgans Change of Control, or any other transfer of capital stock or other equity interests in Morgans Co. or Morgans (a “Morgans Parent Transfer”) shall be permitted for all purposes hereunder without the consent of the Class A Members or any other Members and shall not be subject to the right of first offer under Section 9.4 or, for the avoidance of doubt, the Drag-Along Right and Tag-Along Right under Section 9.5; provided, however, that (i) any such Morgans Change of Control transaction involves (directly or indirectly) all or substantially all of the assets of Morgans Co. and its Subsidiaries, (ii) the successor company in any such Morgans Change of Control transaction (in the case of a merger or consolidation) continues to own, or the buyer (in the case of an asset sale) acquires, in each case directly or indirectly, all or substantially all of the assets of Morgans Co. or Morgans, as applicable, (iii) such transaction complies, in all material respects, with all applicable laws (including, without limitation, all applicable Gaming Regulations), and (iv) such transaction otherwise satisfies the conditions set forth in Section 9.3(f) below.

(e) DLJ Parent Transfers. Notwithstanding any contrary provision in this Article 9 or elsewhere in this Agreement, a transaction resulting in a DLJ Parent Change of Control, or any other transfer of capital stock or other equity interests in a DLJ Parent or a DLJ Fund (a “DLJ Parent Transfer”) shall be permitted for all purposes hereunder without the consent of the Class A Members or any other Members and shall not be subject to the right of first offer under Section 9.4 and shall not trigger the Drag-Along Right or Tag-Along Right under Section 9.5; provided, however, that (i) such transaction complies, in all material respects, with all applicable laws (including, without limitation, all applicable Gaming Regulations), and (ii) such transaction satisfies the conditions set forth in Section 9.3(f) below.

(f) General Conditions to Any Transfer. Notwithstanding any contrary provision, any Transfer by a Member (including any indirect Transfer pursuant to Section 9.2(a) or (b) or Section 9.3(d) or (e)) which does not satisfy each of the following conditions, if such conditions are applicable to the Transfer in question, shall be deemed an Event of Default under Section 11.1(a) unless this provision is otherwise waived by all of the Class A Members; provided that the conditions in Section 9.3(f)(v) and (vi) are not waivable:

(i) such Transfer does not cause a termination of the Company for federal or state, if applicable, income tax purposes;

(ii) such Transfer would not, in the opinion of counsel to the Company, cause the Company to cease to be classified as a partnership for federal or state income tax purposes;

(iii) such Transfer does not require the registration of any Membership Interest pursuant to, or otherwise directly or indirectly violate, any applicable federal or state securities laws;

(iv) such Transfer does not and shall not cause the Company to become a “Publicly Traded Partnership,” as such term is defined in Sections 469(k)(2) or 7704(b) of the Code and does not or shall not cause the Company to have more than 100 members (including as Members those Persons indirectly owning an interest in the Company through a partnership, limited liability company, subchapter S corporation or grantor trust);

(v) such Transfer does not cause the Company or the non-transferring Members to violate applicable laws;

(vi) such Transfer is subject to the receipt of all approvals required under, and is not in contravention of, Gaming Regulations (to the extent applicable at such time) and does not otherwise violate any other laws, rules or regulations of any Gaming Authority as applicable to the business and operations of the Company and the Hotel/Casino as of the date of the Transfer;

(vii) such Transfer is not made to any Unsuitable Person or any Person who lacks the legal right, power or capacity to own an Interest, to the extent that any such Transfer would have a material adverse effect on the Company;

(viii) such Transfer does not cause an acceleration of, or default or event of default under, any loan or debt instrument to which the Company is a party;

(ix) such Transfer does not cause material adverse tax consequences to the Company or the Members; and

(x) with respect to any direct Transfer of a Membership Interest by a Member, the Company receives written instruments evidencing such Transfer (including, without limitation, copies of any instruments of Transfer) and the Assignee’s consent to be bound by this Agreement as an Assignee (including, without limitation, any and all rights to withhold or set-off amounts otherwise to be received by the holder of the transferred Membership Interest) and such additional agreements as the Class A Members shall require, in their discretion, in connection therewith, in each case, that are in a form satisfactory to all of the Class A Members.

Any such Transfer that does not comply with all of the conditions of this Section 9.3(f) shall be, to the fullest extent permitted by law, null and void ab initio except for any Morgans Parent Transfer that complies with all of the requirements of Section 9.3(d) other than clause (iv) thereof or any DLJ Parent Transfer that complies with all of the requirements of Section 9.3(e) other than the proviso thereof; provided, however, that, if a Morgans Parent Transfer or a DLJ Parent Transfer does not comply with any of the requirements of this Section 9.3(f), then the immediately foregoing exception shall not limit the Members’ other rights and remedies arising pursuant to this Agreement from such Morgans Parent Transfer or DLJ Parent Transfer (including, without limitation, those set forth in Article 11, but excluding injunctive relief as provided in Section 17.1).

(g) Rights of Members. Until such time, if any, as an Assignee is admitted as a Member of the Company pursuant to Article 10, any Member which Transfers all or any portion of its Economic Interest to an Assignee shall remain a Member and shall be entitled to continue to exercise all rights and powers as such Member, except that such Assignee, as an assignee of such Economic Interest, shall receive, to the extent Transferred, such Member’s Economic Interest, including the distributions and allocations of income, gain, loss, deduction, credit or similar item to which such Member would be entitled, and otherwise shall not be entitled to exercise any of the rights of a Member. In such a case, the transferring Member shall remain a Member even if it has Transferred its entire Economic Interest in the Company to one or more Assignees. In the event any Assignee desires to make a further assignment of any Economic Interest in the Company, such Assignee shall be subject to all of the provisions of this Agreement to the same extent and in the same manner as any Member desiring to make such an assignment.

9.4 Right of First Offer.

(a) First Offer Mechanics. If, after the expiration of the Lock-Out Period, (i) a Member intends to Transfer all or a portion of its Membership Interest; (ii) a DLJ UTH intends to Transfer all or a portion of its equity interests in a DLJ Intermediate Subsidiary or a Member; or (iii) a Morgans LTH intends to Transfer all or a portion of its equity interests in a Morgans Intermediate Subsidiary or a Member (in each case, other than an Intracompany Transfer permitted by the terms of this Agreement and, in the case of clauses (i) and (iii), other than a Morgans Parent Transfer that complies with the requirements of Section 9.3(d) and, in the case of clause (i), a DLJ Parent Transfer that complies with the requirements of Section 9.3(e)), then such Member shall first offer (or cause the DLJ UTH or Morgans LTH to first offer) to Transfer the Membership Interests to be Transferred (or indirectly Transferred) in accordance with this Section 9.4:

(i) The Member, DLJ UTH or Morgans LTH desiring to Transfer Membership Interests (the “Selling Member”) shall first deliver written notice (the “ROFO Offer Notice”) to the other non-Affiliated Members (the “ROFO Recipients”), which ROFO Offer Notice shall specify the Interests offered by the Selling Member (the “ROFO Offered Interests”).

(ii) The ROFO Recipients shall have the right to purchase all, but not less than all, of the ROFO Offered Interests. If a ROFO Recipient desires to purchase the ROFO Offered Interests, such ROFO Recipient shall exercise such right by delivering to all Members within thirty (30) days following its receipt of the ROFO Offer Notice (the “ROFO Offer Period”), a written bona fide irrevocable offer (a “ROFO Offer”) electing to purchase the ROFO Offered Interests. The ROFO Offer shall specify: (A) the proposed purchase price (the “ROFO Offer Price”), and (B) all other material terms and conditions of the offer. If the ROFO Recipients shall fail to elect in accordance with the provisions of this Section 9.4(a)(ii) to make a ROFO Offer, then the ROFO Recipients shall be deemed to have declined to purchase any of the ROFO Offered Interests. Each ROFO Offer shall be deemed to be an irrevocable commitment to purchase from the applicable ROFO Recipient.

(iii) Following the expiration of the ROFO Offer Period, the Selling Member shall elect whether to accept any ROFO Offer. If the Selling Member elects to accept any ROFO Offer, the Selling Member shall deliver a written acceptance notice to the applicable ROFO Recipient (the “Buying Member”) within fifteen (15) days after delivery of the ROFO Offer from the ROFO Recipient at which time the Selling Member and the Buying Member shall be obligated to consummate the acquisition of the ROFO Interests within thirty (30) days of the date the Selling Member accepted the ROFO Offer pursuant to the closing mechanics set forth in Section 9.4(b), or as soon thereafter as permitted to do so by the Gaming Authorities if all applicable approvals required to Transfer the ROFO Interests hereunder have not been received within such thirty (30) day time period.

(iv) If the ROFO Recipients do not make a ROFO Offer within the thirty (30) day period described above or if the Selling Member elects not to accept any ROFO Offer timely submitted to the Selling Member, the Selling Member may, within a period of one hundred eighty (180) days from the date of the ROFO Offer Notice, or as soon thereafter as permitted to do so by the Gaming Authorities if all applicable approvals required to Transfer the ROFO Interests hereunder have not been received within such one hundred and eighty (180) day time period (provided that the Selling Member shall use commercially reasonable efforts to obtain such approvals), and subject to the provisions of this Section 9.4 and Section 9.3(f), complete the sale of all (but not less than all) of the ROFO Offered Interests to one or more bona fide third party purchasers that are not Affiliates of such Selling Member (each a “Third Party Transferee”); provided that if the Selling Member did not accept a ROFO Offer that was timely submitted to the Selling Member pursuant to Section 9.4(a)(ii), then the aggregate purchase price payable by such Third Party Transferees shall not be less than the aggregate purchase price proposed by the applicable ROFO Recipient in such ROFO Offer and the other terms and conditions under which the Selling Member’s Interests are sold to such Third Party Transferee shall not be, in the aggregate when looking at the transaction as a whole, materially more favorable to such Third Party Transferee than the terms and conditions proposed by the applicable ROFO Recipient in such ROFO Offer.

(v) Upon any such sale, the Third Party Transferee of such ROFO Offered Interests shall execute an agreement in form and substance reasonably satisfactory to the Company and pursuant to which such Third Party Transferee agrees that the ROFO Offered Interests it acquired from the Selling Member are subject to the provisions of this Agreement. Any Third Party Transferee to whom ROFO Offered Interests are Transferred pursuant to and in compliance with this Agreement (provided that such ROFO Offered Interests are direct Interests in the Company) shall, upon consummation of such Transfer, be deemed a Member for purposes of this Agreement and be deemed to have agreed to be bound by this Agreement. If the Selling Member does not complete the sale of the ROFO Offered Interests within the aforementioned one hundred eighty (180) day period, the provisions of this Section 9.4 shall again apply, and no sale of such ROFO Offered Interests by the Selling Member shall be made otherwise than in accordance with the terms of this Agreement.

(b) ROFO Closing. The closing of purchases of the ROFO Offered Interests by a Buying Member shall be made in strict accordance with the time requirements set forth in Section 9.4(a) (except as may be modified by the Gaming Authorities) and in accordance with definitive transfer agreements reasonably acceptable to the Selling Member and such Buying Member at the principal offices of the Company. At such closing, the Selling Member shall sell, transfer and deliver to the Buying Member full right, title and interest in and to the ROFO Offered Interests, free and clear of all liens, security interests, adverse claims or restrictions of any kind and nature and shall deliver to the Buying Member a certificate or certificates, if any, representing the ROFO Offered Interests sold to the Buying Member, in each case duly endorsed for transfer or accompanied by appropriate stock transfer powers duly endorsed with signatures guaranteed by a commercial bank, trust company or registered broker dealer and any other documents necessary for Transfer. Simultaneously with delivery of such certificates, if any, stock transfer forms and other documents necessary for transfer, the Buying Member shall deliver to the Selling Member (i) an amount in immediately available funds equal to the aggregate purchase price for the ROFO Offered Interests and (ii) if the Selling Member is selling one hundred percent (100%) of its Interest in the Company pursuant to such sale, an unconditional release, indemnity or other undertaking sufficient to provide reasonable assurance to the Selling Member that the Selling Member will incur no future liability under any existing guaranty of any obligation of the Company or any of its Affiliates.

9.5 Drag-Along and Tag-Along Rights.

(a) Drag-Along Right. If, after the expiration of the Lock-Out Period, the Morgans Parties receive a ROFO Offer Notice from any DLJMB Party or DLJ UTH pursuant to which the DLJMB Parties or one or more DLJ UTHs desire to Transfer in a single transaction or series of related transactions more than an aggregate fifty-one percent (51%) Membership Interest in the Company in an arm’s-length transaction to a bona fide third party that is not an Affiliate of DLJMB (an “Approved Sale”) and either (i) the Morgans Parties elect not to submit a ROFO Offer during the applicable ROFO Offer Period or (ii) the DLJMB Parties or such DLJ UTHs do not accept a ROFO Offer from the Morgans Parties, in each case subject to and in accordance with Section 9.4, the DLJMB Parties can require the Morgans Parties to sell the same ratable share of their Membership Interests as is being sold by the DLJMB Parties (based upon the total Membership Interests held by all DLJMB Parties at such time) on the same terms and conditions (“Drag-Along Right”). If the consummation of the Approved Sale would result in the Transfer of 100% of the Membership Interests of the Company, then DLJMB may in its sole discretion elect to cause the Company to structure the Approved Sale as a merger or consolidation or as a sale of the Company’s assets; provided that such structure would not have a disproportionate adverse effect on the after-tax amount of consideration the Morgans Parties (as compared to the DLJMB Parties) would receive as a result of the Approved Sale that complies with the requirements of this Section 9.5. If such Approved Sale is structured as a (x) merger or consolidation, then each Morgans Party shall not have any dissenters’ rights, appraisal rights or similar rights in connection with such merger or consolidation or (y) as a sale of assets, then each Morgans Party shall vote for or consent to any subsequent liquidation or other distribution of the proceeds therefrom in accordance with Section 12.2(c). The Morgans Parties agree to consent to and raise no objections against an Approved Sale. In the event of the exercise by the DLJMB Parties of their Drag-Along Right pursuant to this Section 9.5, the Morgans Parties shall take all reasonably necessary and desirable actions approved by the DLJMB Parties in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to provide customary and reasonable representations, warranties, indemnities, covenants, conditions and other agreements relating to such Approved Sale and to otherwise effect the transaction; provided, however, that (A) the Morgans Parties shall not be required to give disproportionately greater or more onerous representations, warranties, indemnities or covenants than the DLJMB Parties or their Affiliates or to enter into any covenants restricting the current or future scope or location of its business and (B) the applicable acquisition agreement shall include representations, warranties, indemnities, covenants and remedies for the benefit of the Morgans Parties to the same extent (on a proportionate basis in accordance with each Member’s Interest being sold in such transaction) as those provided by the applicable buyer or its Affiliates for the benefit of the DLJMB Parties or their Affiliates. Upon the consummation of such Approved Sale, the Morgans Parties shall receive the same form and amount of consideration for their Interests or, if an option is given as to the form or amount of consideration, the Morgans Parties shall be given the same option, and will receive such consideration at the same time as the DLJMB Parties or their Affiliates.

(b) Notice. At least fifteen (15) Business Days before entering into a binding agreement with respect to an Approved Sale, the DLJMB Parties shall (x) provide the Morgans Parties written notice (the “Approved Sale Notice”) of any Approved Sale, which notice shall contain (i) the name and address of the third party purchaser, (ii) the proposed purchase price, terms of payment and other material terms and conditions of such purchaser’s offer, together with a copy of any term sheet or accepted proposal relating to such offer and (iii) notification of whether or not the DLJMB Parties have elected to exercise their Drag-Along Right and (y) promptly notify the Morgans Parties of all proposed changes to such material terms and keep the Morgans Parties fully informed as to the status of the DLJMB Parties’ negotiations and all material terms relating to such sale or contribution, and promptly deliver to the Morgans Parties copies of all drafts of agreements and final agreements relating thereto. The DLJMB Parties shall provide the Morgans Parties written notice of the termination of an Approved Sale within five (5) Business Days following such termination, which notice shall state that the Approved Sale Notice served with respect to such Approved Sale is rescinded.

(c) Tag Along Right. If the DLJMB Parties and the DLJ UTHs do not exercise their Drag-Along Right with respect to any Approved Sale, the Morgans Parties shall, in addition to their rights to an election pursuant to Section 9.4(a)(iii), have the right to sell their Interests to the Third-Party Transferee on the same terms and conditions as under the sale by the DLJMB Parties and such DLJ UTHs to a Third-Party Transferee (“Tag-Along Right”), and otherwise pursuant to the terms for an Approved Sale set forth in Section 9.5(a). The Morgans Parties shall provide the DLJMB Parties written notice of their intention to exercise its Tag-Along Right within fifteen (15) days of receipt of the Approved Sale Notice.

(d) Release and Indemnity. If, in the event of the consummation of an Approved Sale following the exercise of the Drag-Along Right or Tag-Along Right, the DLJMB Parties obtain a release or are provided an indemnity or other undertaking with respect to any existing guaranty of any obligation of the Company or any of its Affiliates, the DLJMB Parties shall cause the Third-Party Transferee to deliver a release or undertaking in favor of the Morgans Parties (following exercise of the Drag-Along Right or Tag-Along Right) on substantially the same terms as the release or undertaking obtained by DLJMB.

9.6 Management Agreement Termination Fee. Upon the closing of a Hotel Sale (as defined in the Management Agreement), pursuant to Section 20.1 of the Management Agreement, DLJMB (or the applicable transferee) shall have the right (but not the obligation) to terminate the Management Agreement; provided, that the Company shall pay to Manager the Termination Fee (as defined in the Management Agreement) upon closing of such Hotel Sale subject to the limitations set forth in Section 16.3(b)(iii) of the Management Agreement.

ARTICLE 10.

RESIGNED, ADDITIONAL AND SUBSTITUTE MEMBERS

10.1 Admissions and Resignations. No Person shall be admitted to the Company as a Member except in connection with the issuance of New Equity approved by DLJMB and effected pursuant to and subject to Sections 3.9 and 6.4 or in accordance with Article 9 and this Article 10. Except as provided in Section 10.3, no Member shall be entitled to resign from the Company prior to dissolution of the Company without the written consent of all of the other Class A Members, which consent may be given or withheld, or made subject to such conditions as any of such others Members may determine, in such Member’s sole discretion. No admission or resignation of a Member, whether in accordance with this Agreement or otherwise, shall cause the dissolution of the Company except as otherwise provided in Section 12.2. Any purported admission or resignation which is not in accordance with this Agreement shall be, to the fullest extent permitted by law, null and void ab initio and, in addition to other rights and remedies at law and in equity, the other Members shall be entitled to injunctive relief enjoining the prohibited action. The Members expressly acknowledge that damages at law would be an inadequate remedy for a breach or threatened breach of the foregoing restrictions.

10.2 Substitute Members. No Assignee shall become a Member of the Company by virtue of such Assignee’s receiving all or a portion of any interest in the Company from a Member or another Assignee without the consent of the Class A Members holding a majority of the Class A Membership Interests (excluding the Class A Membership Interests held by an Affiliate of the transferring Member), which consent shall not be unreasonably withheld in connection with any Transfer made in compliance with the provisions of Article 9 hereof, but which, in the case of any other Transfer may be given or withheld, or made subject to such condition(s) as the Class A Members holding a majority of the Class A Membership Interests (excluding the Class A Membership Interests held by an Affiliate of the transferring Member) deem appropriate, in their sole discretion, and, in all cases, subject to all applicable Gaming Regulations.

10.3 Cessation of Certain Members. If a Member has Transferred all of its Economic Interest to one or more Assignees in accordance with the terms of this Agreement, then such Member shall cease to be a Member of the Company (without any additional action required to be taken by such Member) when all of such Assignees have been admitted as Members in accordance with Section 10.2.

ARTICLE 11.

EVENT OF DEFAULT.

11.1 Events of Default. The occurrence of any of the following events shall constitute an event of default (an “Event of Default”) hereunder on the part of the Member with respect to whom such event occurs (the “Defaulting Member”):

(a) Any Transfer in contravention of Article 9;

(b) Any material breach of this Agreement or the Fee Agreement or a material default in the performance of, or failure to comply with, any other obligations or undertakings of a Member contained herein or in the Fee Agreement (including, without limitation, the covenants contained in Section 14.3, but excluding any failure to make a required Capital Contribution as described in Section 3.5) and including a determination by the Gaming Authorities that a Member or an Affiliate of the Member is an Unsuitable Person, which breach, default or failure continues for thirty (30) Business Days following notice thereof given by any other Member; provided, however, that, if the Member breaching or failing to comply with this Agreement or the Fee Agreement has commenced in good faith to cure the breach or failure prior to the end of such thirty (30) Business Day period, and is diligently attempting to effect such cure, an Event of Default shall not be deemed to have occurred until after an additional sixty (60) days after the end of such thirty (30) Business Day period;

(c) Subject to Section 3.5(b), any failure to timely make some or all of any Capital Contribution to the extent required to be funded by such Member under Sections 3.3 or 3.4;

(d) Any material breach or default by either DLJMB or Morgans Co. under the Contribution Agreement (after applicable notice and cure periods as provided therein);

(e) The Incapacity of a Member;

(f) The attachment, execution or other judicial seizure of (i) all or any substantial part of the assets of a Member, or (ii) such Member’s interest in the Company, which attachment, execution or seizure remains undismissed or undischarged for a period of sixty (60) days after levy thereof; or

(g) The perpetration of any fraud or willful misconduct by a Member.

11.2 Remedies. Upon the occurrence of any Event of Default (after the expiration of any applicable cure period), any Member other than the Defaulting Member or its Affiliates (the “Electing Member”) shall be entitled to elect to do any of the following (which election may be made in the Electing Member’s sole discretion):

(a) Dissolve the Company.

(b) Purchase (or cause any other Person to purchase) the entire Interest of the Defaulting Member and its Affiliates in the Company. Such election shall be made, if at all, by the Electing Member providing written notice thereof to the Defaulting Member not more than sixty (60) days following the Electing Member’s actual knowledge of the Event of Default. The purchase price payable to the Defaulting Member and its Affiliates for such Interest shall equal eighty-five percent (85%) of the Defaulting Member’s and its Affiliates’ allocable share of the Existing Equity immediately prior thereto (measured by multiplying the Existing Equity by such Members’ Percentage Interest); provided that: (i) for purposes of calculating the Existing Equity, Aggregate Asset Value shall be determined in accordance with Section 11.3; and (ii) the Electing Member may withhold from such purchase price an amount equal to the actual damages caused by the occurrence of the Event of Default.

(c) Take each of the following actions: (i) adjust the Capital Accounts of the Members pursuant to Section 3.11 as of the date of the written notice of election to exercise the remedies set forth in this Section 11.2(c), valuing the Company Assets for such purpose as determined pursuant to Section 11.3 and allocating the gains and losses in such a manner as to cause the Capital Account balances of the Defaulting Member and its Affiliates to equal the purchase price that would be payable to such Defaulting Member or Affiliate, as applicable, under clause (b) of this Section 11.2 (without any setoff for damages); and (ii) convert each interest of the Defaulting

Member and such Affiliates to that of an Assignee only, with no right thereafter to: (1) vote or otherwise participate on the Board or otherwise in the management of the Company, (2) share in any more of the Net Profits, Net Losses, or similar items of the Company, (3) receive distributions from the Company (except pursuant to Section 12.3 upon the dissolution and liquidation of the Company), or (4) except as specifically provided in this Agreement or required under applicable law, receive information concerning the business and affairs of the Company.

11.3 Fair Market Value. For the purposes of Section 11.2, the fair market value of the Company Assets shall be determined as follows:

(a) Promptly following an Event of Default and written notice of election by the Electing Member to take such actions as are set forth in Section 11.2, the Members shall endeavor to agree upon the fair market value of the Company Assets. Within ten (10) days after such notice, the Electing Member and Defaulting Member shall submit to the other a statement of such fair market value and each such Member shall identify and appoint, by notice given to the other Member, a single Qualified Appraiser. If the two fair market valuations set forth by such Members vary by ten percent (10%) or less of the greater value, the fair market value of the Company Assets shall be determined by calculating the average of the two submitted values. In the event that either such Member fails to submit a statement of fair market value within the required 10-day period and if such failure continues for ten (10) days after notice of such failure from the other Member, such failure shall be deemed for all purposes to constitute acceptance of the single valuation submitted in a timely fashion.

(b) In the event that the two Member valuations set forth vary by more than 10%, the fair market value of the Company assets shall be determined by a third Qualified Appraiser selected by the two appointed Qualified Appraisers within seven (7) days following the close of the initial 10-day period. If the two Qualified Appraisers are unable to agree upon the appointment of a third Qualified Appraiser within the required seven-day period, either Member may, upon written notice to the other, request that such appointment be made by any judge sitting for a state or Federal court of competent jurisdiction in the State of Delaware (which request each Member stipulates shall be subject to hearing, if any, on an expedited basis based on the risk of irreparable harm to the Members occasioned by passage of time and loss of market opportunities).

(c) The third Qualified Appraiser shall, within twenty (20) days thereafter, submit a written valuation to the Members. No Member shall disclose to any of the Qualified Appraisers the amounts submitted as valuations by the Members. The fair market value of the Company assets shall be determined by calculating the average of the two numerically closest values among the two Members’ valuations and that of the third Qualified Appraiser (or, if the values are equidistant, the average of all three values).

(d) In the event that the third Qualified Appraiser appointed hereunder resigns, refuses or is unable to perform his or her obligations hereunder for reasons unrelated to the acts or omissions of any Member, then the Members’ appointed Qualified Appraisers shall appoint a substitute third Qualified Appraiser and the deadline for the satisfaction of such third Qualified Appraiser’s obligations shall be subject to an extension of not more than ten (10) days.

(e) In connection with any valuation process, the Members shall provide the third Qualified Appraiser full access during normal business hours to examine all pertinent books, records and files, agreements and other operating agreements. The fees and expenses of the Qualified Appraisers shall be borne by the Company.

11.4 Non-Exclusive. No right, power or remedy conferred upon the Electing Member in this Section 11.4 shall be exclusive, and each such right, power or remedy shall be cumulative and in addition to every other right, power or remedy whether conferred in this Section 11.4 or now or hereafter available at law or in equity or by statute or otherwise (including, without limitation, the right to offset any costs and damages suffered by the Company and/or the Electing Member as a consequence of the Event of Default against any amounts otherwise to be received by the Defaulting Member pursuant to Section 11.2).

11.5 Disputes. In the event that there is a dispute between the Members as to whether an Event of Default has occurred, then such dispute shall be resolved pursuant to Section 17.3 and the Company shall continue on the terms and conditions elsewhere contained in this Agreement until resolved.

ARTICLE 12.

DISSOLUTION AND WINDING UP

12.1 Dissolution and Distribution of Company Assets. Except as may be permitted in accordance with this Article 12, no Member shall have the right to, and each Member hereby agrees that it shall not, to the fullest extent permitted by law, seek to dissolve or cause the dissolution of the Company or to seek to cause a partial or whole distribution or sale of Company Assets whether by court action or otherwise, it being agreed that any actual or attempted dissolution, distribution or sale would cause a substantial hardship to the Company and the remaining Members.

12.2 Dissolving Events. Notwithstanding the Act, the Company shall be dissolved only upon the earlier to occur of one of the following events:

(a) the Incapacity of any Member unless, within six months after such Incapacity, each of the Class A Members that are not Affiliates of such Member votes to continue the Company without dissolution, provided that the provisions of this Section 12.2(a) shall cease to apply upon the written determination by the remaining Members that such provisions are no longer necessary to cause the Company to be treated as a partnership for applicable state income tax purposes;

(b) the election of all the Members to dissolve;

(c) the liquidation of all or substantially all of the assets of the Company and its Subsidiaries, whether in a single transaction or in a series of transactions, and the distribution of the net proceeds therefrom;

(d) at the election of the Electing Member pursuant to Section 11.2;

(e) the termination of the legal existence of the last remaining member of the Company or the occurrence of any other event which terminates the continued membership of the last remaining member of the Company in the Company unless the Company is continued without dissolution in a manner permitted by this Agreement or the Act;

(f) judicial dissolution; or

(g) the expiration of the term of the Company.

The dissolution of the Company by any action not specifically set forth above shall be a dissolution in breach and in contravention of this Agreement.

12.3 Wind-up, Liquidation and Final Distribution of Proceeds. Upon the dissolution of the Company pursuant to this Article 12, the Company shall thereafter engage in no further business other than that which is necessary to wind-up the business and the Members shall liquidate all Company Assets and allocate (pursuant to Article 5 hereof) all income, gain, loss and deductions resulting therefrom. The cash proceeds from the liquidation of Company Assets then shall then be applied or distributed by the Company in the following order:

(a) first, to the creditors of the Company (including, without limitation, to Members who are creditors to the extent permitted by law) in satisfaction of liabilities of the Company other than liabilities for distributions to Members pursuant to Sections 18-601, 18-604 or 18-606 of the Act; and to the setting up of any reserves for contingencies which the Members may reasonably consider necessary;

(b) second, to Members and former Members in satisfaction of liabilities, if any, for distributions pursuant to Sections 18-601, 18-604 or 18-606 of the Act, and to the setting up of any reserves therefor; and

(c) thereafter, to the Members in accordance with their respective positive Capital Account balances. The Capital Account balances shall be determined after taking into account all Capital Account adjustments for the accounting period during which such liquidation occurs (other than those made as a result of the distributions set forth in this Section 12.3(c), by the end of the taxable year in which such liquidation occurs or, if later, within 90 days after the date of the liquidation.

Notwithstanding the foregoing, in the event that the Members determine that an immediate liquidation of all or any portion of the Company Assets would cause undue loss to the Members, the Members, in order to avoid such loss to the extent not then prohibited by the Act, may either defer liquidation of and withhold from distribution for a reasonable time any assets of the Company except those necessary to satisfy the Company’s debts and obligations, or distribute the assets to the Members in kind. Any amounts owed to a Member pursuant to this Section 12.3 shall be reduced by any amounts which any such Member owes to the Company and/or any other Member (including, without limitation, as a result of any such Member’s breach and/or contravention of this Agreement). The foregoing shall not limit any other rights or remedies of the Members.

12.4 No Restoration of Deficit Capital Account Balances. If any Member has a deficit balance in its Adjusted Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), then such Member shall have no obligation to make any Capital Contribution with respect to such deficit, and such deficit shall not be considered a debt owed to the Company or to any other Person for any purpose whatsoever.

ARTICLE 13.

INVESTMENT REPRESENTATIONS

Each Member hereby represents and warrants to the Company and to each other Member that such Member is acquiring its interest in the Company for its own account and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act of 1933, as amended (the “Securities Act”), or any applicable state securities laws. Such Member is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act. Such Member also understands that its Membership Interest may not be transferred absent compliance with the registration requirements of the Securities Act and applicable state securities laws or pursuant to an exemption therefrom and otherwise in compliance with the terms of this Agreement.

ARTICLE 14.

REPRESENTATIONS AND WARRANTIES; COVENANTS

14.1 Representations and Warranties of the Company and the Members. Each Party hereby represents and warrants that:

(a) Power and Authority. Such Party has the full right, power and authority to execute, deliver and perform this Agreement (and any other agreements or instruments to be executed by such Party in connection herewith) and to bind such Party;

(b) Enforceability. This Agreement has been duly executed and delivered by or on behalf of such Party and constitutes (and each other agreement or instrument to be executed by such Party in connection herewith will, upon such execution, have been duly executed and delivered by or on behalf of such Party and will constitute) a legal, valid and binding obligation of such Party enforceable against such Party in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other similar laws affecting the rights of creditors generally or by the application of general equity principles;

(c) Consents and Approvals. No consent, approval, authorization or order of any Person is required for the execution, delivery or performance of this Agreement (or any such other agreement or instrument) by such Party which has not, in each case, already been obtained; and

(d) Other Agreement. There are no agreements between such Party and any third party which preclude such Party from entering into this Agreement or consummating the transactions contemplated hereby.

14.2 Representations and Warranties of the Company. All of the Interests issued by the Company are, and all of the Interests to be issued by the Company will be, duly authorized, validly issued and outstanding, fully paid and nonassessable.

14.3 Gaming Covenants. Subject to the limitations in favor of the Members contained in Section 7.1, the Members shall use their commercially reasonable efforts to cause the Company to meet all of the requirements of the Gaming Authorities (including, without limitation, to cause the Company to register as a “Form 10” public company pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended from time to time) in order to enable the Company to become a registered public company in Nevada under applicable Gaming Regulations and to share in gaming profits.

14.4 Indemnity for Breaches of Representations and Warranties. Each Party agrees to indemnify, defend and hold harmless the other Members and their respective stockholders, directors, officers, employees, representatives and Affiliates from and against, and promptly reimburse the other for, all payments, claims, costs, expenses or other liabilities incurred (including, without limitation, fines, reasonable legal fees, court costs, expenses, and other damages) by reason of any claim, demand, penalty, or judicial or administrative investigation or proceedings arising from a breach of any representations and warranties made by such Party in this Section 14.

ARTICLE 15.

GUARANTY LIABILITIES

15.1 Net Worth and Effective Liquidity. Until such time as all of the Guaranty Agreements are no longer in full force and effect, (a) the DLJMB Parties shall use their commercially reasonable efforts to maintain (i) a Net Worth (as defined in the applicable Guaranty Agreements) as of any time equal to or greater than an amount equal to their Percentage Interest at such time multiplied by the aggregate amount required under such Guaranty Agreements at such time, and (ii) a minimum amount of Effective Liquidity (as defined in the applicable Guaranty Agreements) as of any time equal to or greater than an amount equal to their Percentage Interest at such time multiplied by the aggregate amount required under such Guaranty Agreements at such time; and (b) Morgans shall use its commercially reasonable efforts to maintain (i) Net Assets (as defined in the applicable Guaranty Agreements) as of any time equal to or greater than an amount equal to its Percentage Interest at such time multiplied by the aggregate amount required under such Guaranty Agreements as of such time and (ii) a minimum amount of Effective Liquidity as of any time equal to or greater than an amount equal to its Percentage Interest at such time multiplied by the aggregate amount required under such Guaranty Agreements at such time. From time to time, each of the DLJMB Parties and Morgans shall provide financial information regarding its Net Worth or Net Assets, as applicable, and Effective Liquidity, to the other Party promptly upon written request. In the event that either Morgans or the DLJMB Parties ceases to have the applicable minimum Net Worth or Net Assets, as applicable, or Effective Liquidity as provided in the preceding sentence, such Party shall promptly, and no later than within ten (10) Business Days, deliver a written statement to the other Party notifying it of such fact and setting forth the amount of its Net Worth or Net Assets, as applicable, and Effective Liquidity.

15.2 Special Indemnity for Construction Completion Guaranty.

(a) DLJMB’s Payments Relating to Morgans’ Liabilities Under the Construction Completion Guaranty. The DLJMB Parties hereby unconditionally and irrevocably covenant and agree to indemnify and hold harmless Morgans and its Affiliates, successors and assigns, and all of its and their officers, directors, shareholders, partners, agents, employees (including “contract” employees) and controlling persons (collectively, “Morgans Indemnitees”) from and against one hundred percent (100%) of any and all claims, losses, damages, expenses, penalties, fines, liabilities, forfeitures, actions, causes of action, judgments, reasonable attorneys’ fees and related litigation or other dispute resolution costs, fees and expenses and amounts paid by Morgans under or in connection with the Construction Completion Guaranty (collectively, “Morgans’ Construction Completion Guaranty Liabilities” and, together with DLJMB’s Completion Guaranty Liabilities (as defined below), the “Construction Completion Guaranty Liabilities”) to the extent that Morgans’ Completion Guaranty Liabilities, as of any date, in the aggregate exceed an amount equal to the product of the Morgans Parties’ aggregate Percentage Interest multiplied by the aggregate amount of Completion Guaranty Liabilities incurred by the DLJMB Parties and Morgans under the Construction Completion Guaranty as of such date. Promptly upon written demand therefor from a Morgans Indemnitee, and in any event not later than fifteen (15) days after the date a Morgans Indemnitee has delivered to the DLJMB Parties a written statement or notice therefor indicating the amount due and payable by the DLJMB Parties pursuant to this Section 15.2(a), and the reason for such payment, the DLJMB Parties shall make payment of such amount to the party requesting the same.

(b) Morgans’ Payments Relating to DLJMB’s Liabilities Under the Construction Completion Guaranty. Morgans hereby unconditionally and irrevocably covenants and agrees to indemnify and hold harmless DLJMB, its Affiliates, successors and assigns, and all of its and their officers, directors, shareholders, partners, agents, employees (including “contract” employees) and controlling persons (collectively, “DLJMB Indemnitees”) from and against one hundred percent (100%) of any and all claims, losses, damages, expenses, penalties, fines, liabilities, forfeitures, actions, causes of action, judgments, reasonable attorneys’ fees and related litigation or other dispute resolution costs, fees and expenses and amounts paid by DLJMB under or in connection with the Construction Completion Guaranty (collectively, “DLJMB’s Construction Completion Guaranty Liabilities”) to the extent that DLJMB’s Construction Completion Guaranty Liabilities, as of any date, in the aggregate exceed an amount equal to the product of the DLJMB Parties’ aggregate Percentage Interest multiplied by the aggregate amount of Construction Completion Guaranty Liabilities incurred by DLJMB and Morgans under the Construction Completion Guaranty as of such date. Promptly upon written demand therefor from a DLJMB Indemnitee, and in any event not later than fifteen (15) days after the date a DLJMB Indemnitee has delivered to Morgans a written statement or notice therefor indicating the amount due and payable by Morgans pursuant to this Section 15.2(b), and the reason for such payment, Morgans shall make payment of such amount to the party requesting the same.

(c) Morgans’ Payments Relating to Initial Construction Completion Guaranty Costs. Notwithstanding Sections 15.2(a) and (b), if DLJMB delivers the written statement or notice referred to in the immediately next sentence, then Morgans hereby unconditionally and irrevocably covenants and agrees to indemnify and hold harmless the DLJMB Indemnitees from and against one hundred percent (100%) of DLJMB’s Construction Completion Guaranty Liabilities (excluding any of DLJMB’s Construction Completion Guaranty Liabilities under or in connection with Section 1.1(c) of the Construction Completion Guaranty) until such time as the aggregate amount of the Construction Completion Guaranty Liabilities (excluding any Construction Completion Guaranty Liabilities under or in connection with Section 1.1(c) of the Construction Completion Guaranty) incurred by DLJMB and Morgans under the Construction Completion Guaranty exceed Fifty Million Dollars ($50,000,000) (the “Initial Construction Completion Guaranty Costs”); provided that (a) the DLJMB Parties shall have fully funded (including for purposes of this Section 15.2(c), by posting Letters of Credit pursuant to Section 3.4(a)) all of the Required Expansion Capital required to secure debt financing for the Approved Development Budget for the Expansion Project (except to the extent that the Morgans Parties elect to fund up to their pro rata portion thereof pursuant to Section 3.4(a) or a New Equity source shall have funded a portion of the Required Expansion Capital as described in the next clause), (b) if applicable, any source of New Equity financing pursuant to Section 3.9 shall have fully funded such New Equity in connection with the Expansion Project (or if such party fails to so fund such New Equity, DLJMB or its designee has fully funded such amount), (c) the Lender shall have funded any amount required to be funded for such purposes under the Loan Agreement, and (d) any cost or liability under such Construction Completion Guaranty does not arise due to increased costs resulting from a change in the scope or budget of the Expansion Project which has been approved by the Board. Promptly upon written demand therefor from DLJMB (on behalf of itself or another DLJMB Indemnitee), and in any event not later than fifteen (15) days after the date DLJMB has delivered to Morgans a written statement or notice therefor indicating the amount due and payable by Morgans pursuant to this Section 15.2(c), and the reason for such payment, Morgans shall make payment of such amount to the applicable DLJMB Indemnitee; provided, however, DLJMB may in its sole discretion elect to not deliver such statement or notice, in which case Morgans shall not be solely responsible for the Initial Construction Completion Guaranty Costs and the provisions of Sections 15.2(a) and (b) shall apply.

15.3 Special Indemnity for Closing Completion Guaranty.

(a) DLJMB’s Payments Relating to Morgans’ Liabilities Under the Closing Completion Guaranty. The DLJMB Parties hereby unconditionally and irrevocably covenant and agree to indemnify and hold harmless the Morgans Indemnitees from and against one hundred percent (100%) of any and all claims, losses, damages, expenses, penalties, fines, liabilities, forfeitures, actions, causes of action, judgments, reasonable attorneys’ fees and related litigation or other dispute resolution costs, fees and expenses and amounts paid by Morgans under or in connection with the Closing Completion

Guaranty (collectively, “Morgans’ Closing Completion Guaranty Liabilities” and, together with DLJMB’s Closing Completion Guaranty Liabilities (as defined below), the “Closing Completion Guaranty Liabilities”) to the extent that Morgans’ Closing Completion Guaranty Liabilities, as of any date, in the aggregate exceed an amount equal to the product of the Morgans Parties’ aggregate Percentage Interest multiplied by the aggregate amount of Closing Completion Guaranty Liabilities incurred by DLJMB and Morgans under the Closing Completion Guaranty as of such date. Promptly upon written demand therefor from a Morgans Indemnitee, and in any event not later than fifteen (15) days after the date a Morgans Indemnitee has delivered to DLJMB a written statement or notice therefor indicating the amount due and payable by the DLJMB Parties pursuant to this Section 15.3(a), and the reason for such payment, the DLJMB Parties shall make payment of such amount to the party requesting the same.

(b) Morgans’ Payments Relating to DLJMB’s Liabilities Under the Closing Completion Guaranty. Morgans hereby unconditionally and irrevocably covenants and agrees to indemnify and hold harmless the DLJMB Indemnitees from and against one hundred percent (100%) of any and all claims, losses, damages, expenses, penalties, fines, liabilities, forfeitures, actions, causes of action, judgments, reasonable attorneys’ fees and related litigation or other dispute resolution costs, fees and expenses and amounts paid by DLJMB under or in connection with the Closing Completion Guaranty (collectively, “DLJMB’s Closing Completion Guaranty Liabilities”) to the extent that DLJMB’s Closing Completion Guaranty Liabilities, as of any date, in the aggregate exceed an amount equal to the product of the DLJMB Parties’ aggregate Percentage Interest multiplied by the aggregate amount of Closing Completion Guaranty Liabilities incurred by DLJMB and Morgans under the Closing Completion Guaranty as of such date. Promptly upon written demand therefor from a DLJMB Indemnitee, and in any event not later than fifteen (15) days after the date a DLJMB Indemnitee has delivered to Morgans a written statement or notice therefor indicating the amount due and payable by Morgans pursuant to this Section 15.3(b), and the reason for such payment, Morgans shall make payment of such amount to the party requesting the same.

15.4 Special Indemnity for Non-Recourse Carve-Out Guaranty.

(a) DLJMB’s Payments Relating to Morgans’ Liabilities Under the Non-Recourse Carve-Out Guaranty. The DLJMB Parties hereby unconditionally and irrevocably covenant and agree to indemnify and hold harmless the Morgans Indemnitees from and against one hundred percent (100%) of any and all claims, losses, damages, expenses, penalties, fines, liabilities, forfeitures, actions, causes of action, judgments, reasonable attorneys’ fees and related litigation or other dispute resolution costs, fees and expenses and amounts paid by Morgans under or in connection with the Non-Recourse Carve-Out Guaranty (collectively, “Morgans’ Non-Recourse Carve-Out Liabilities” and, together with DLJMB’s Non-Recourse Carve-Out Liabilities (as defined below), the “Non-Recourse Carve-Out Liabilities”) which are incurred in connection with any matters arising from, related to or in connection with any act or omission constituting gross negligence, fraud or an illegal or criminal act on the part of DLJMB, its Affiliates or their respective officers, directors, shareholders, partners, agents, employees (including “contract” employees), affiliated and controlling persons, except for such actions approved by the Board. Promptly upon written demand therefor from a Morgans Indemnitee, and in any event not later than fifteen (15) days after the date a Morgans Indemnitee has delivered to DLJMB a written statement or notice therefor indicating the amount due and payable by the DLJMB Parties pursuant to this Section 15.4(a), and the reason for such payment, the DLJMB Parties shall make payment of such amount to the party requesting the same.

(b) Morgans’ Payments Relating to DLJMB’s Liabilities Under the Non-Recourse Carve-Out Guaranty. Morgans hereby unconditionally and irrevocably covenants and agrees to indemnify and hold harmless the DLJMB Indemnitees from and against one hundred percent (100%) of any and all claims, losses, damages, expenses, penalties, fines, liabilities, forfeitures, actions, causes of action, judgments, reasonable attorneys’ fees and related litigation or other dispute resolution costs, fees and expenses and amounts paid by DLJMB under or in connection with the Non-Recourse Carve-Out Guaranty (collectively, “DLJMB’s Non-Recourse Carve-Out Liabilities”) which are incurred in connection with (i) any matters arising from, related to or in connection with any act or omission constituting gross negligence, fraud or an illegal or criminal act on the part of Morgans, its Affiliates or their respective officers, directors, shareholders, partners, agents, employees (including “contract” employees), affiliated and controlling persons, except for such actions approved by the Board or (ii) any conduct for which the Manager has oversight or other supervisorial responsibility under the Management Agreement. Promptly upon written demand therefor from a DLJMB Indemnitee, and in any event not later than fifteen (15) days after the date a DLJMB Indemnitee has delivered to Morgans a written statement or notice therefor indicating the amount due and payable by Morgans pursuant to this Section 15.4(b), and the reason for such payment, Morgans shall make payment of such amount to the party requesting the same.

(c) DLJMB’s Payments Relating to Other Liabilities Under the Non-Recourse Carve-Out Guaranty. Except as otherwise provided in Sections 15.4(a) and (b) above, the DLJMB Parties hereby unconditionally and irrevocably covenant and agree to indemnify and hold harmless the Morgans Indemnitees from and against any and all of Morgans’ Non-Recourse Carve-Out Liabilities to the extent that such Non-Recourse Carve-Out Liabilities in the aggregate, as of any date, exceed an amount equal to the product of the Morgans Parties’ aggregate Percentage Interest multiplied by the aggregate amount of Non-Recourse Carve-Out Liabilities incurred by DLJMB and Morgans under the Non-Recourse Carve-Out Guaranty as of such date (but excluding any amounts paid pursuant to Sections 15.4(a) and (b) above). Promptly upon written demand therefor from a Morgans Indemnitee, and in any event not later than fifteen (15) days after the date a Morgans Indemnitee has delivered to DLJMB a written statement or notice therefor indicating the amount due and payable by the DLJMB Parties pursuant to this Section 15.4(d), and the reason for such payment, the DLJMB Parties shall make payment of such amount to the party requesting the same.

(d) Morgans’ Payments Relating to Other Liabilities Under the Non-Recourse Carve-Out Guaranty. Except as otherwise provided in Sections 15.4(a) and (b) above, Morgans hereby unconditionally and irrevocably covenants and agrees to indemnify and hold harmless the DLJMB Indemnitees from and against any and all of DLJMB’s Non-Recourse Carve-Out Liabilities to the extent that such Non-Recourse Carve-Out Liabilities in the aggregate, as of any date, exceed an amount equal to the product of the DLJMB Parties’ aggregate Percentage Interest multiplied by the aggregate amount of Non-Recourse

Carve-Out Liabilities incurred by DLJMB and Morgans under the Non-Recourse Carve-Out Guaranty as of such date (but excluding any amounts paid pursuant to Section 15.4(a) and (b) above). Promptly upon written demand therefor from a DLJMB Indemnitee, and in any event not later than fifteen (15) days after the date a DLJMB Indemnitee has delivered to Morgans a written statement or notice therefor indicating the amount due and payable by Morgans pursuant to this Section 15.4(c), and the reason for such payment, Morgans shall make payment of such amount to the party requesting the same.

15.5 Special Indemnity for Mandatory Prepayment Guaranty.

(a) DLJMB’s Payments Relating to Morgans’ Liabilities Under the Mandatory Prepayment Guaranty. The DLJMB Parties hereby unconditionally and irrevocably covenant and agree to indemnify and hold harmless the Morgans Indemnitees from and against one hundred percent (100%) of any and all claims, losses, damages, expenses, penalties, fines, liabilities, forfeitures, actions, causes of action, judgments, reasonable attorneys’ fees and related litigation or other dispute resolution costs, fees and expenses and amounts paid by Morgans under or in connection with the Mandatory Prepayment Guaranty (collectively, “Morgans’ Mandatory Prepayment Guaranty Liabilities” and, together with DLJMB’s Mandatory Prepayment Guaranty Liabilities (as defined below), the “Mandatory Prepayment Liabilities”) to the extent that Morgans’ Mandatory Prepayment Liabilities, as of any date, in the aggregate exceed an amount equal to the product of the Morgans Parties’ aggregate Percentage Interest multiplied by the aggregate amount of Mandatory Prepayment Liabilities incurred by DLJMB and Morgans under the Mandatory Prepayment Guaranty as of such date. Promptly upon written demand therefor from a Morgans Indemnitee, and in any event not later than fifteen (15) days after the date a Morgans Indemnitee has delivered to DLJMB a written statement or notice therefor indicating the amount due and payable by the DLJMB Parties pursuant to this Section 15.5(a), and the reason for such payment, the DLJMB Parties shall make payment of such amount to the party requesting the same.

(b) Morgans’ Payments Relating to DLJMB’s Liabilities Under the Mandatory Prepayment Guaranty. Morgans hereby unconditionally and irrevocably covenants and agrees to indemnify and hold harmless the DLJMB Indemnitees from and against one hundred percent (100%) of any and all claims, losses, damages, expenses, penalties, fines, liabilities, forfeitures, actions, causes of action, judgments, reasonable attorneys’ fees and related litigation or other dispute resolution costs, fees and expenses and amounts paid by DLJMB under or in connection with the Mandatory Prepayment Guaranty (collectively, “DLJMB’s Mandatory Prepayment Guaranty Liabilities”) to the extent that DLJMB’s Mandatory Prepayment Guaranty Liabilities, as of any date, in the aggregate exceed an amount equal to the product of the DLJMB Parties’ aggregate Percentage Interest multiplied by the aggregate amount of Mandatory Prepayment Guaranty Liabilities incurred by DLJMB and Morgans under the Mandatory Prepayment Guaranty as of such date. Promptly upon written demand therefor from a DLJMB

Indemnitee, and in any event not later than fifteen (15) days after the date a DLJMB Indemnitee has delivered to Morgans a written statement or notice therefor indicating the amount due and payable by Morgans pursuant to this Section 15.5(b), and the reason for such payment, Morgans shall make payment of such amount to the party requesting the same.

15.6 Capital Contributions for Indemnity Payments. To the extent that Morgans or DLJMB is required to make a payment pursuant to the terms of the Guaranty Agreements, the amount of such payment (including any reimbursement of the other Member for any such payments hereunder), less the amount of any payment the other Member makes to the first Member as a reimbursement, contribution or indemnification payment pursuant to Sections 15.2 through 15.5, shall be treated as a Capital Contribution hereunder for all purposes, notwithstanding the fact that the payment was not funded directly to the Company; provided that with respect to any such payments made pursuant to Section 15.2(c), the Members’ Percentage Interests will be adjusted pursuant to Section 3.6(a) in the event of any Disproportionate Contributions arising from the payment by Morgans of the Initial Construction Completion Guaranty Costs. Notwithstanding any obligation of Morgans to indemnify DLJMB for the Initial Construction Completion Guaranty Costs in accordance with Section 15.2(c), nothing in Section 15.2(c) will modify the DLJMB Parties’ obligation to make aggregate Capital Contributions in respect of Required Expansion Capital to the extent required by Section 3.4(a).

15.7 Covenant to Pay Pro Rata Share of Liabilities. Each of Morgans and DLJMB covenants agrees to pay the Lender its pro rata share (as calculated in accordance with Sections 15.2 through 15.5) of the aggregate amount of liabilities arising under the Guaranty Agreements, notwithstanding that the Lender may pursue remedies under the Guaranty Agreements against either party on a joint and several basis. In furtherance of the foregoing, in the event that the Lender has asserted the right to payment from DLJMB or Morgans (the “Requesting Party”) for amounts under the Guaranty Agreements in excess of the Requesting Party’s pro rata share of the aggregate liabilities thereunder, and the Requesting Party delivers to the other Party (the “Receiving Party”) a written statement or notice indicating the amount of such payment and the reason therefor, the Receiving Party shall promptly, and no later than the later of (a) the time such payment is due to the Lender and (b) fifteen (15) days after the date of such written statement or notice, pay to the Lender its pro rata share of the amount such payment.

15.8 Non-Assignability of Obligations. Each Member acknowledges and agrees that the rights and obligations under Sections 15.2 through 15.5 and 15.7 may not be assigned by Morgans or DLJMB to any Person. In the event that Morgans or DLJMB Transfers all of its Interest in the Company to any Person, each of Morgans and DLJMB shall remain obligated to fully pay and perform its obligations under such provisions, notwithstanding that it may no longer be a Member.

ARTICLE 16.

CONFIDENTIALITY

16.1 Confidentiality of Information. Each Party hereto agrees that the provisions of this Agreement, all understandings, agreements and other arrangements between and among the parties, and all other non-public information received from or otherwise relating to, the Company or the Company Assets (or the operation thereof) (collectively, the “Confidential Information”) shall be confidential, and shall not be disclosed or otherwise released to any other Person other than to the other parties hereto, or, on a “need to know” basis, to officers, employees and agents if, and only if, such officers, employees and agents are bound, or otherwise agree to be bound, to maintain the confidentiality thereof. Each Party hereto agrees not to use any Confidential Information, except solely for the benefit of the Company or for any purpose explicitly permitted by this Agreement or the Management Agreement. Notwithstanding the foregoing, Confidential Information may be disclosed by a party if such party is required to do so: (i) by operation of law, rule or regulation; (ii) pursuant to applicable legal process; (iii) to any potential lenders with whom DLJMB is discussing a potential New Financing, provided such lenders execute a confidentiality agreement; (iv) to any limited partner of a DLJ Fund or any other direct or indirect investor or potential investor in the Company and its Subsidiaries, provided such limited partner, investor or potential investor executes a confidentiality agreement; or (v) to prosecute any claim or defend any action between the Members relating to the Company. Accordingly, each party hereto shall, and shall cause its agents and attorneys to, hold in confidence all such information.

16.2 Gaming Information. Without limiting the generality of the foregoing, the Parties agree not to provide confidential gaming information concerning the Company Assets to any third party or Governmental Authority, except as may be required by law, including applicable Gaming Regulations, or by the Company’s financing agreements or other contractual obligations approved by the Board.

16.3 Public Statements. No Party will make any public statement regarding existence of or the details of the matters contemplated by this Agreement without the prior written consent of the other Class A Members, and the Members will consult with each other upon any issued news release with respect to such arrangements, unless such Member is compelled to make such statements by judicial or administrative process or in the reasonable opinion of its counsel by the requirements of law or the applicable regulations of any relevant stock exchange, Gaming Authorities or other Governmental Authority (including, without limitation, those promulgated by the Securities and Exchange Commission). This provision shall survive and be binding upon the Parties after this Agreement is no longer in effect.

ARTICLE 17.

MISCELLANEOUS

17.1 Injunctive Relief. Each Party acknowledges that it will be impossible to measure in money the damages that shall be suffered if any Party fails to comply with any of the obligations herein imposed on such Party and that in the event of any such failure, an aggrieved person will be irreparably damaged and will not have an adequate remedy at law. Any such Person shall, therefore, be entitled to injunctive relief and/or specific performance (without the requirement of posting a bond or other security) to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the Parties shall raise the defense that there is an adequate remedy at law. Notwithstanding the foregoing or anything in this Agreement to the contrary, with respect to any Morgans Parent Transfer or DLJ Parent Transfer (or attempted Morgans Parent Transfer or DLJ Parent Transfer), the Members shall not seek to enjoin the underlying transaction giving rise to the Morgans

Parent Transfer or DLJ Parent Transfer; provided, however, that the foregoing shall not limit the Members other rights and remedies hereunder arising from such Transfer (including, without limitation, those set forth in Article 11).

17.2 Further Assurances. Each Party shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments, and documents as any other Party reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

17.3 Governing Law.

(a) Choice of Law and Forum. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without giving effect to the choice of law principle thereof). This Agreement cannot be modified without the express written consent of all of the Class A Members. Except for disputes specifically provided in this Agreement to be referred to an Expert for resolution pursuant to Section 6.7, all claims, demands, controversies, disputes, actions or causes of action of any nature or character arising out of or in connection with this Agreement, whether legal or equitable, known or unknown, contingent or otherwise shall be resolved in the United States District Court for the Southern District of New York and any appellate courts thereto, or if federal jurisdiction is lacking, then the courts of the State of Nevada. The prevailing party in any such action shall be entitled to reasonable attorneys’ fees and costs. This provision shall survive and be binding upon the Parties after this Agreement is no longer in effect.

(i) With respect to any dispute to be submitted to an Expert under Section 6.7, but solely to the extent expressly required by terms of this Agreement, prior to submission of such dispute to arbitration pursuant to subclause (ii) below such dispute shall be submitted to mediation (“Mediation”) administered by Judicial Arbitration and Mediation Service, Inc. (“JAMS”) or its successors, and if JAMS no longer exists or is unable to administer the mediation of the dispute in accordance with this Section 17.3, and the Class A Members cannot agree on the identity of a substitute mediation service provider within ten (10) days after notice by the complaining Class A Member, then such Party shall petition a court of competent jurisdiction located in the State of New York to identify a substitute mediation service provider, who will administer the dispute resolution process in accordance with this Section 17.3 (the “Mediation Service”). In any such Mediation proceeding, the complaining Party must notify the other Party that a dispute exists and then contact the Mediation Service to schedule the mediation conference. An individual mediator (the “Mediator”) will then be selected in accordance with the rules of the Mediation Service to conduct the mediation, provided that such Mediator must have the same level of experience as is required for an Expert by operation of subclause (ii) below, and must not have any conflict of interest. The Class A Members shall attempt to settle the dispute by participating in at least eight hours of mediation (or such longer time as agreed to by the Class A Members) in New York, New York, or other place designated by the Mediator. The mediation will be a non-binding conference between the Class A Members conducted in accordance with the applicable rules and procedures of the Mediation Service. Neither Class A Member may initiate litigation or arbitration proceedings with respect to any dispute until the mediation of such dispute is complete with the sole exception of seeking emergency relief from a court of competent jurisdiction, as described in this Section 17.3. Any mediation will be considered complete: (a) if the Class A Members enter into an agreement to resolve the dispute; (b) with respect to the Class A Member submitting the dispute to mediation, if the other Class A Member fails to appear at or participate in a reasonably scheduled mediation conference; or (c) if the dispute is not resolved within five days after the mediation is commenced. Subject to the prevailing parties clause in Subsection (iii) below, the costs of the Mediation Service, the Mediator and the proceedings shall be shared equally by the DLJMB Parties, on the one hand, and the Morgans Parties, on the other hand.

(ii) With respect to any dispute to be submitted to an Expert under Section 6.7 following, to the extent required, a Mediation in accordance with subclause (i) above, either Class A Member may require that the dispute be submitted to final and binding arbitration (without appeal or review) in New York, New York, administered by an independent arbitration panel consisting of one arbitrator mutually selected by the Class A Members (the “Expert”). Such arbitration shall be held pursuant to the Commercial Arbitration Rules of the American Arbitration Association, but within the time frames otherwise set forth herein. The Expert shall be a person having not less than ten (10) years’ experience in the area of expertise on which the dispute is based and having no conflict of interest with any Party. If the Members party to such dispute are unable to mutually agree upon the Expert, the Expert shall be appointed by the American Arbitration Association from a list of available experts proposed by the Class A Members, with each Class A Member being entitled (A) to propose to the American Arbitration Association up to four potential Experts meeting the requirements set out in the preceding sentence, and (B) to “strike” from the list up to two of the potential Experts proposed by the other Class A Member. With respect to any dispute to be submitted to an Expert, the use of the Expert shall be the exclusive remedy of the Parties and no Party shall attempt to adjudicate such dispute in any other forum. The decision of the Expert shall be based upon the standards expressly set forth in this Agreement, and shall be final and binding on the Parties and shall not be capable of challenge, whether by arbitration, in court or otherwise.

(iii) Each Class A Member shall be entitled to make written submissions to the Expert, and if a Class A Member makes any submission it shall also provide a copy to the other Class A member that is party to the dispute and such other Class A Member shall have the right to comment on such submission. The Parties shall make available to the Expert all books and records relating to the issue in dispute and shall render to the Expert any assistance reasonably requested of the Class A Members. The costs of the Expert and the proceedings shall be borne as directed by the Expert. The prevailing party in any such action shall be entitled to reasonable attorneys’ fees and costs.

(iv) Notwithstanding any provision of the Agreement to the contrary, this Section 17.3 shall be construed to the maximum extent possible to comply with the laws of the State of Delaware, including the Uniform Arbitration Act (10 Del.C. § 5701 et seq.) (the “Delaware Arbitration Act”). If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Section 17.3, including any rules of the American Arbitration Association, shall be invalid or unenforceable under the Delaware Arbitration Art, or other applicable law, such invalidity shall not invalidate all of this Section 17.3. In that case, this Section 17.3 shall be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the Delaware Arbitration Act or other applicable law, and, in the event such term or provision cannot be so limited, this Section 17.3 shall be construed to omit such invalid or unenforceable provision.

17.4 Compliance with Laws. Each Member acknowledges to each of the other Members that it is policy to conduct its affairs in strict accordance with all applicable laws and regulations, including, without limitation, laws of any Governmental Authority governing lobbying and payments relating thereto, and that each shall govern its conduct in accordance with such policy.

17.5 Entire Agreement; Amendment; Waiver. This Agreement and the Fee Agreement (a) contain the entire agreement among the Parties with respect to the subject matter hereof, and (b) supersede all prior written agreements and negotiations and oral understandings, if any, with respect thereto. Except as contemplated by Section 3.9, this Agreement may not be amended or supplemented except by an instrument or counterparts thereof in writing signed by all of the Parties. No waiver of any term or provision of this Agreement shall be effective unless in writing signed by the Party to be charged. The waiver by any Party of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.

17.6 Binding Effect. This Agreement shall be binding on and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. Subject to Section 15.8, the rights and obligations arising from this Agreement shall only be transferred in connection with the transfer by a Member to any Person of any Interests in compliance with this Agreement, and any such Person shall conclusively be deemed to have agreed to be bound by this Agreement.

17.7 Invalidity of Provision. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

17.8 Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be delivered by (a) personal delivery, or (b) overnight DHL, FedEx, UPS or other similar courier service, or shall be transmitted by facsimile

(provided that a copy of such facsimile transmission together with confirmation of such facsimile transmission is delivered to the addressee in the manner provided in (a) or (b) above by no later than the second business day following such transmission), to the following addresses:

If to any DLJMB Party:

DLJ Merchant Banking Partners
11 Madison Avenue
New York, New York 10010
Attention: Steven Rattner
Facsimile: (646) 935-7910

with a copy to:

Latham & Watkins LLP
633 West Fifth Street, Suite 4000
Los Angeles, CA 90071-2007
Attention: Thomas C. Sadler, Esq.
Facsimile: (213) 891-8763

If to any Morgans Party:

Morgans Hotel Group
475 Tenth Avenue
New York, New York 10018
Attention: David Smail
Facsimile: (212) 277-4270

with a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York
Attention: Stephen G. Gellman, Esq.
Facsimile: (212) 403-2000

or to such other address as any Member shall hereafter specify by notice in writing to the other Members. Any such notice or communication shall be deemed to have been received by the Member to whom such notice or other communication is sent upon (i) delivery to the address of the recipient Member (or transmission by facsimile to the facsimile number of the recipient Member), provided that such delivery is made prior to 5:00 p.m. (local time for the recipient Member) on a business day, and otherwise the following business day, or (ii) the attempted delivery of such notice or other communication if such recipient Member refuses delivery.

17.9 Limitation on Damages. Anything herein contained, and anything at law or in equity, to the contrary notwithstanding, in any action or proceeding between the Parties

(including, without limitation, any arbitration proceeding) arising under or with respect to this Agreement or in any manner pertaining to the Company Assets or to the relationship of the Parties hereunder, each Party hereby unconditionally and irrevocably waives and releases any right, power or privilege any Party may have to claim or receive from any other Party any punitive, consequential, incidental, exemplary, statutory or treble damages, each Party acknowledging and agreeing that the remedies herein provided, and other remedies at law and in equity, will in all circumstances be adequate. The foregoing waiver and release shall apply in all actions or proceedings between the Parties and for all causes of action or theories of liability, whether for breach of this Agreement or for violation of any other duty owing by any Party to any other Party. Each Party further acknowledges that it is experienced in negotiating agreements of this sort, has had the advice of counsel in connection herewith, and has been advised as to, and fully understands, the nature of the waivers contained in this Section 17.9.

17.10 Headings; Execution in Counterparts. The headings and captions contained herein are for convenience of reference only and shall not control or affect the meaning or construction of any provision hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

17.11 Rules of Construction. To the fullest extent permitted by law, the parties hereto intend that any ambiguities shall be resolved without reference to which party may have drafted this Agreement. All Article or Section titles or other captions in this Agreement are for convenience only, and they shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. The defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “but not limited to” and any list of examples following such term shall in no way restrict or limit the generality of the word or provision in respect of which such examples are provided. The word “or” shall not be exclusive. Words such as “herein,” “hereof,” “hereto,” “hereby” and “hereunder” refer to this Agreement, taken as a whole. All references to “clauses,” “Sections” or “Articles” refer to clauses, Sections or Articles of this Agreement. Except as otherwise expressly provided herein: (a) any reference in this Agreement to any agreement shall mean such agreement as amended, restated, supplemented or otherwise modified from time to time; and (b) any reference in this Agreement to any law shall include corresponding provisions of any successor law and any regulations and rules promulgated pursuant to such law or such successor law.

17.12 Third Party Beneficiaries. Except for Persons entitled to indemnification under Section 6.9(b) or Article 15 hereof, this Agreement is for the sole benefit of the parties hereto, and nothing herein express or implied shall give or be construed to give to any Person, other than the Parties hereto, any legal or equitable rights hereunder as a third-party beneficiary or otherwise. Each Party hereto acknowledges and agrees that the Indemnitees, DLJMB Indemnitees and Morgans Indemnitees shall each be an intended third party beneficiary of this Agreement with respect to the provisions of Section 6.9(b) or Article 15 hereof, as applicable, and each such indemnitee shall have the right, power and authority to enforce its rights thereunder, directly against the Parties hereto as though it was a party to this Agreement.

17.13 DLJMB Joint and Several Obligations. Each of DLJMB and DLJMB Partners (but not DLJMB LLC) hereby agrees that each of its obligations hereunder shall be deemed a joint and several obligation of each of them and each hereby agrees to be liable for any failure in the prompt performance of all obligations hereunder of each other. Notwithstanding anything to the contrary, each Party hereby acknowledges and agrees that DLJMB LLC’s obligations hereunder shall be deemed several obligations of DLJMB LLC and that DLJMB LLC shall not be liable for any failure of another Party to perform of any obligation hereunder.

* * * * *

IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first above written.

MEMBERS:

MORGANS CO.:

MORGANS HOTEL GROUP CO., a Delaware corporation

By:	/s/ Richard Szymanski
Name:	Richard Szymanski
Title:	Chief Financial Officer and Secretary

MORGANS:

MORGANS GROUP LLC, a Delaware limited liability company

By:	/s/ Richard Szymanski
Name:	Richard Szymanski
Title:	Chief Financial Officer and Secretary

DLJMB:

DLJ MB IV HRH, LLC, a Delaware limited liability company

By:	/s/ Ryan Sprott
Name:	Ryan Sprott
Title:	Authorized Signatory

S-1

DLJMB PARTNERS:

DLJ Merchant Banking Partners IV, L.P., a Delaware limited partnership

By:	DLJ Merchant Banking IV, L.P., its General Partner

By:	DLJ Merchant Banking, Inc., its General Partner

By:	/s/ Ryan Sprott
Name:	Ryan Sprott
Title:	Vice President

DLJMB LLC:

DLJMB HRH VOTECO, LLC, a Delaware limited liability company

By:	/s/ Ryan Sprott
Name:	Ryan Sprott
Title:	Member

COMPANY:

HARD ROCK HOTEL HOLDINGS, LLC, a Delaware limited liability company

By:	/s/ Richard Szymanski
Name:	Richard Szymanski
Title:	Vice President, Secretary and Treasurer

S-2

EXHIBIT A

Capital Commitments; Percentage Interests

Name	Mailing Address	Agreed Value of Capital Contribution	Membership Interest	Percentage Interests
DLJMB HRH VoteCo, LLC	11 Madison Avenue, New York, New York 10010	$300.00	66.66% Class A Membership Interest	Less than .01%

Morgans Hotel Group Co.	475 Tenth Avenue, New York, New York 10018	$150.00	33.33% Class A Membership Interest	Less than .01%

DLJ MB IV HRH, LLC	11 Madison Avenue, New York, New York 10010	$84,739,169.48	49.10% Class B Membership Interest	49.10%

DLJ Merchant Banking Partners IV, L.P.	11 Madison Avenue, New York, New York 10010	$30,311,586.71	17.57% Class B Membership Interest	17.57%

Morgans Group LLC	475 Tenth Avenue, New York, New York 10018	$57,525,528.10	33.33% Class B Membership Interest	33.33%

Exhibit A-1

EXHIBIT B

Initial Board of Directors

Steven Rattner

Neal Pomroy

Ryan Sprott

W. Edward Scheetz

David T. Hamamoto

Richard Syzmanski

Exhibit B-1

EXHIBIT C

Requirements for Operating Plan and Budget

[omitted]

Exhibit C-1

EXHIBIT D

Expansion Project

[omitted]

Exhibit D-1

EXHIBIT E

Expansion Capital Equity Commitment Letter

[omitted]

E-2